File No.  333-15515
                                                              CIK #897176


                   Securities and Exchange Commission
                      Washington, D.C.  20549-1004


                             Amendment No. 1
                                   to
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.  Exact name of Trust:          Van Kampen American Capital Insured
                                  Income Trust, Series 62 and Series 63

B.  Name of Depositor:            Van Kampen American Capital
                                  Distributors, Inc.

C.  Complete address of           One Parkview Plaza
    Depositor's principal         Oakbrook Terrace, Illinois  60181
    executive offices:

D.  Name and complete address of agents for service:

    Chapman And Cutler            Van Kampen American Capital
    Attention:  Mark J. Kneedy    Distributors, Inc.
    111 West Monroe Street        Attention:  Don G. Powell, Chairman
    Chicago, Illinois  60603      One Parkview Plaza
                                  Oakbrook Terrace, Illinois  60181

E.  Title and amount of securities being registered: 18,405* Units

F. Proposed maximum offering price to the public of the securities being registered: ($1010 per Unit**): $18,589,050

G. Amount of filing fee, computed at one thirty-third of 1 percent of proposed maximum aggregate offering price to the public: $5,633.05 ($306.06 previously paid)

H.  Approximate date of proposed sale to the public:


         As Soon As Practicable After the Effective Date of the
                         Registration Statement

X Check box if it is proposed that this filing will become effective on November 8, 1996 at 2:00 P.M.
      pursuant to Rule 487.


*12,270 Units registered for primary distribution
  6,135 Units registered for resale by Depositor of Units
        previously sold in primary distribution.
     ** Estimated solely for the purpose of calculating the registration fee.


            Van Kampen American Capital Insured Income Trust,

                         Series 62 and Series 63

                          Cross Reference Sheet

                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933

               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

Form N-8B-2                                          Form S-6
Item Number                                   Heading in Prospectus

                I.  Organization and General Information


 1. (a)  Name of trust                    )

    (b)  Title of securities issued       ) Prospectus Front Cover Page

 2. Name and address of Depositor         ) Summary of Essential Financial
                                          ) Information
                                          ) Trust Administration

 3. Name and address of Trustee           ) Summary of Essential Financial
                                          ) Information
                                          ) Trust Administration

 4. Name and address of principal         ) Underwriting
      underwriter

 5. Organization of trust                 ) The Trusts

 6. Execution and termination of          ) The Trusts
      Trust Indenture and Agreement       ) Trust Administration

 7. Changes of Name                       ) *

 8. Fiscal year                           ) *

 9. Material Litigation                   ) *

                II.  General Description of the Trust and
                         Securities of the Trust

10. General information regarding         ) The Trusts
      trust's securities and rights of    ) Insurance on the Obligations
      security holders                    ) Tax Status
                                          ) Public Offering
                                          ) Rights of Unitholders
                                          ) Trust Administration

11. Type of securities comprising units   ) Prospectus Front Cover Page
                                          ) The Trusts
                                          ) Trust Portfolios
                                          ) Trust Portfolios

12. Certain information regarding         ) *
      periodic payment certificates       )

13. (a)  Loan, fees, charges and expenses ) Prospectus Front Cover
Page
                                          ) Summary of Essential Financial
                                          ) Information
                                          ) Trust Portfolios
                                          ) Estimated Current Return and
                                          ) Estimated Long-Term Return
                                          ) Trust Operating Expenses
                                          ) Public Offering
                                          ) Rights of Unitholders

    (b)  Certain information regarding    ) *
           periodic payment plan          )
           certificates                   )

    (c)  Certain percentages              ) Prospectus Front Cover Page
                                          ) Summary of Essential Financial
                                          ) Information
                                          ) Estimated current Returns and
                                          ) Estimated Long-Term Returns
                                          ) Insurance on the Obligations
                                          ) Public Offering
                                          ) Rights of Unitholders

    (d)  Certain other fees, expenses or  ) Trust Operating
Expenses
           charges payable by holders     ) Rights of Unitholders

    (e)  Certain profits to be received   ) Public Offering
           by depositor, principal        ) Underwriting
           underwriter, trustee or any    ) Trust Portfolios
           affiliated persons             )

    (f)  Ratio of annual charges          ) *
           to income                      )

14. Issuance of trust's securities        ) Rights of Unitholders

15. Receipt and handling of payments      ) *
      from purchasers                     )

16. Acquisition and disposition of        ) The Trusts
      underlying securities               ) Rights of Unitholders
                                          ) Trust Administration

17. Withdrawal or redemption              ) Rights of Unitholders
                                          ) Trust Administration

18. (a)  Receipt and disposition          ) Prospectus Front Cover Page
           of income                      ) Rights of Unitholders

    (b)  Reinvestment of distributions    ) *

    (c)  Reserves or special funds        ) Trust Operating Expenses
                                          ) Rights of Unitholders

    (d)  Schedule of distributions        ) *

19. Records, accounts and reports         ) Rights of Unitholders
                                          ) Trust Administration

20. Certain miscellaneous provisions      ) Trust Administration
      of Trust Agreement                  )

21. Loans to security holders             ) *

22. Limitations on liability              ) Trust Portfolios
                                          ) Trust Administration

23. Bonding arrangements                  ) *

24. Other material provisions of          ) *
    Trust Indenture Agreement             )


              III.  Organization, Personnel and Affiliated
                          Persons of Depositor

25. Organization of Depositor            ) Trust Administration

26. Fees received by Depositor           ) *

27. Business of Depositor                ) Trust Administration

28. Certain information as to            ) *
      officials and affiliated           )
      persons of Depositor               )

29. Companies owning securities          ) *
      of Depositor                       )

30. Controlling persons of Depositor     ) *

31. Compensation of Officers of          ) *
      Depositor                          )

32. Compensation of Directors            ) *

33. Compensation to Employees            ) *

34. Compensation to other persons        ) *


             IV.  Distribution and Redemption of Securities

35. Distribution of trust's securities   ) Public Offering
      by states                          )

36. Suspension of sales of trust's       ) *
      securities                         )

37. Revocation of authority to           ) *
      distribute                         )

38. (a)  Method of distribution          )

    (b)  Underwriting agreements         ) Public Offering; Underwriting

    (c)  Selling agreements              )

39. (a)  Organization of principal       )
           underwriter                   )

    (b)  N.A.S.D. membership by          )
           principal underwriter         )

40. Certain fees received by             ) *
      principal underwriter              )

41. (a)  Business of principal           ) Trust Administration
           underwriter                   )
    (b)  Branch offices or principal     ) *
           underwriter                   )

    (c)  Salesmen or principal           ) *
           underwriter                   )

42. Ownership of securities of           ) *
      the trust                          )

43. Certain brokerage commissions        ) *
      received by principal underwriter  )

44. (a)  Method of valuation             ) Prospectus Front Cover Page
                                         ) Summary of Essential Financial
                                         ) Information
                                         ) Trust Operating Expenses
                                         ) Public Offering

    (b)  Schedule as to offering price   ) *

    (c)  Variation in offering price     ) *
           to certain persons            )

45. Suspension of redemption rights      ) *

46. (a)  Redemption valuation            ) Rights of Unitholders
                                         ) Trust Administration

    (b)  Schedule as to redemption price ) *

47. Purchase and sale of interests       ) Public Offering
      in underlying securities           ) Trust Administration


           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of       ) Trust Administration
      Trustee                            )

49. Fees and expenses of Trustee         ) Summary of Essential Financial
                                         ) Information
                                         ) Trust Operating Expenses
50. Trustee's lien                       ) Trust Operating Expenses


     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's      ) Cover Page
      securities                         ) Trust Operating Expenses
                                         ) Insurance on the Obligations


                       VII.  Policy of Registrant

52. (a)  Provisions of trust agree-      ) Trust Administration
           ment with respect to          )
           replacement or elimination    )
           portfolio securities          )

    (b)  Transactions involving          ) *
           elimination of underlying     )
           securities                    )

    (c)  Policy regarding substitu-      ) Trust Administration
           tion or elimination of        )
           underlying securities         )

    (d)  Fundamental policy not          ) *
           otherwise covered             )

53. Tax Status of trust                  ) Tax Status


              VIII.  Financial and Statistical Information

54. Trust's securities during            ) *
      last ten years                     )

55.)
56.)  Certain information regarding      ) *
57.)  periodic payment certificates      )
58.)

59. Financial statements (Instructions   ) Report of Independent
Certified
    1(c) to Form S-6)                    ) Public Accountants
                                         ) Statements of Condition

______________________________________________
* Inapplicable, omitted, answer negative or not required


November 8, 1996


                           Van Kampen American Capital


Van Kampen American Capital Insured Income Trust,
  Series 62 (Intermediate) and Series 63

The Trusts. Van Kampen American Capital Insured Income Trust, Series 62 (Intermediate) ("Series 62") and Series 63 ("Series 63") are two separate and distinct unit investment trusts. Series 62 and Series 63 are collectively referred to herein as the "Trusts". Each Trust initially consists of delivery statements relating to contracts to purchase debt obligations and, thereafter, Series 62 will consist of a $3,120,000 aggregate principal amount portfolio principally comprised of intermediate-term corporate, taxable municipal or U.S. government debt obligations and Series 63 will consist of a $9,175,000 aggregate principal amount portfolio principally comprised of long-term corporate, taxable municipal or U.S. government debt obligations. Series 62 and Series 63 are comprised of 3,120 and 9,150 Units, respectively.


Attention Foreign Investors. If you are not a United States citizen or resident, your interest income from each Trust may not be subject to Federal withholding taxes if certain conditions are met. See "Tax Status".


Investment Objective of the Trusts. The investment objective of Series 62 is a high level of current income consistent with preservation of capital through a diversified investment in a fixed portfolio principally consisting of intermediate-term corporate and taxable municipal debt securities issued after July 18, 1984 (the "Intermediate-term Obligations"). The investment objective of Series 63 is a high level of current income consistent with preservation of capital through a diversified investment in a fixed portfolio principally consisting of long-term corporate and taxable municipal debt securities issued after July 18, 1984 (the "Long-term Obligations").
The Intermediate-term Obligations and the Long-term Obligations are collectively referred to herein as the "Obligations". See "
Investment Objectives and Portfolio Selection". There is no assurance that each Trust will achieve its objective. The payment of interest and the preservation of principal is, of course, dependent upon the continuing ability of the issuers and/or obligors of the Obligations and of the insurer thereof to meet their respective obligations.

The Trusts and "AAA" Rating. Insurance guaranteeing the payments of principal and interest, when due, on the Obligations in the portfolio of each Trust has been obtained from an insurance company either by such Trust or by the issuer of the Obligations involved, by a prior owner of the Obligations or by the Sponsor prior to the deposit of such Obligations in the Trust. See "Insurance on the Obligations" on page 14. Insurance obtained by the Trust applies only while the Obligations involved are retained in such Trust while insurance obtained on Preinsured Obligations is effective so long as such Obligations are outstanding. The Trustee, upon the sale of an Obligation insured under an insurance policy obtained by the Trust, has a right to obtain from the insurer involved permanent insurance for such Obligation upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Obligation. It should be noted that the insurance, in either case, relates only to the Obligations in the Trust and not to the Units offered hereby or to the market value thereof. As a result of such insurance, the Units of each Trust have received a rating of "AAA" by Standard & Poor's, A Division of the McGraw-Hill Companies
("Standard & Poor's") has indicated that this rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of the Trust or sales by the Trust of Obligations for less than the purchase price paid by the Trust will reduce payment to Unitholders of the interest and principal required to be paid on such Obligations. See "Insurance on the Obligations". No representation is made as to any insurer's ability to meet its commitments.


Units of each Trust are not insured by the FDIC, are not deposits or other obligations of, or guaranteed by, any depository institution or any government agency and are subject to investment risk, including possible loss of the principal amount invested.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Public Offering Price. The Public Offering Price of the Units of each Trust during the initial offering period includes the aggregate offering price of the Obligations in such Trust's portfolio, an applicable sales charge, cash, if any, in the Principal Account held or owned by such Trust, and accrued interest, if any. After the initial public offering period, the secondary market Public Offering Price of each Trust will include the aggregate bid price of the Obligations in such Trust, and applicable sales charge, cash, if any, in the Principal Account held or owned by such Trust, and accrued interest, if any. For sales charges in the secondary market, see "Public Offering--General". If the Obligations in each Trust were available for direct purchase by investors, the purchase price of the Obligations would not include the sales charge included in the Public Offering Price of the Units. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving 100 or more Units. If Units were available for purchase at 8:00 A.M. Central Time on the Date of Deposit, the Public Offering Price per Unit would have been that amount set forth in the "Summary of Essential Financial Information" for each Trust. The minimum purchase requirement is one Unit except for certain transactions described under "Trust Administration--Unit Distribution". See "Public Offering".

Estimated Current Return and Estimated Long-Term Return. The Estimated Current Return and Estimated Long-Term Return to Unitholders were as set forth under Summary of Essential Financial Information". The methods of calculating Estimated Current Return and Estimated Long-Term Return are set forth in the footnotes to the "Summary of Essential Financial Information" and under "Estimated Current Return and Estimated Long-Term Return".

Distribution Options. Purchasers of Units who desire to receive distributions on a monthly or semi-annual basis may elect to do so at the time of settlement during the initial public offering period. See "Rights of Unitholders--Change of Distribution Option". The plan of distribution selected by such purchasers will remain in effect until changed. Those indicating no choice will be deemed to have chosen the monthly distribution plan. Record dates for monthly distributions will be the tenth day of each month and record dates for semi-annual distributions will be the tenth day of the months indicated under "Per Unit Information" for the applicable
Trust. Distributions will be made on the twenty-fifth day of the month subsequent to the respective record dates. The first distribution of funds from the Principal Account of each Trust, if any, will be made on December 25, 1996 to Unitholders of record on December 10, 1996, and thereafter such distributions will be made on a semi-annual basis, except under certain special circumstances (see "Rights of Unitholders--Distributions of Interest and Principal").

Market for Units. Although not obligated to do so, the Sponsor, Van Kampen American Capital Distributors, Inc., intends to, and certain of the other Underwriters may, maintain a secondary market for the Units at prices based upon the aggregate bid price of the Obligations in the portfolios of the respective Trusts plus interest accrued to the date of settlement; however, during the initial offering period such prices will be based upon the aggregate offering prices of the Obligations plus interest accrued to the date of settlement. If such a market is not maintained and no other over-the-counter market is available, a Unitholder will be able to dispose of his Units only through redemption at prices based upon the bid prices of the underlying Obligations plus interest accrued to the date of settlement (see "Rights of Unitholders--Redemption of Units"). Neither the bid nor offering prices of the underlying Obligations or of the Units, absent situations in which Obligations are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by the Trust. See "Public Offering--Public Market".

Reinvestment Option. Unitholders of any Van Kampen American Capital-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase units of any other Van Kampen American Capital trust in the initial offering period accepting rollover investments subject to a reduced sales charge to the extent stated in the related prospectus (which may be deferred in certain cases).

Unitholders also have the opportunity to have their distributions reinvested into an open-end, management investment company as described herein, providing the potential benefit of compounding. Foreign investors should note, however, that any interest distributions resulting from such a reinvestment program will be subject to U.S. Federal income taxes, including withholding taxes. See "Rights of Unitholders--Reinvestment Option".

Risk Factors. An investment in Units of the Trusts should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest of a bond when due, volatile interest rates, early call provisions and general economic conditions. See "Risk Factors".





                     VAN KAMPEN AMERICAN CAPITAL INSURED INCOME TRUST,
                          SERIES 62 (INTERMEDIATE) AND SERIES 63
                       Summary of Essential Financial Information
            As of 8:00 A.M. Central Time on the Date of Deposit: November 8, 1996
     Sponsor:    Van Kampen American Capital Distributors, Inc.
     Evaluator:  American Portfolio Evaluation Services
                 (A division of an affiliate of the Sponsor)
     Trustee:    The Bank of New York

                                                                                        Series        Series
                                                                                        62            63
                                                                                        ------------- -------------
General Information....................................................................
Principal Amount (Par Value) of Obligations............................................ $   3,120,000 $   9,175,000
Number of Units .......................................................................         3,120         9,150
Fractional Undivided Interest in the Trust per Unit....................................       1/3,120       1/9,150
Principal Amount (Par Value) of Obligations per Unit <F1>.............................. $    1,000.00 $    1,002.73
Public Offering Price: ................................................................
 Aggregate Offering Price of Obligations in Portfolio.................................. $   3,069,294 $   8,701,685
 Aggregate Offering Price of Obligations per Unit...................................... $      983.75 $      951.00
 Sales Charge <F2>..................................................................... $       30.42 $       49.00
 Public Offering Price per Unit <F3>................................................... $    1,014.17 $    1,000.00
Redemption Price per Unit.............................................................. $      980.15 $      946.10
Secondary Market Repurchase Price per Unit............................................. $      983.75 $      951.00
Excess of Public Offering Price per Unit Over Redemption Price per Unit................ $       34.02 $       53.90
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption Price per Unit... $        3.60 $        4.90
Minimum Value of the Trust under which the Trust Agreement may be terminated........... $     624,000 $   1,835,000
Annual Portfolio Insurance Premium..................................................... $         185 $      12,990



Minimum Principal Distribution....... $1.00 per Unit
First Settlement Date................ November 14, 1996
Evaluator's Annual Supervisory Fee... Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee.... $0.30 per $1,000 principal amount of Obligations


Evaluations for purpose of sale, purchase or redemption of Units are made as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange next following receipt of an order for a sale or purchase of Units or receipt by The Bank of New York of Units tendered for redemption.






                                                                                      Semi-
                                                                         Monthly      Annual
                                                                        ------------ -----------
Per Unit Information for Series 62 (Intermediate):
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit............................. $     64.50  $    64.50
 Less: Estimated Annual Expense per Unit <F4>.......................... $      2.44  $     1.98
 Less: Annual Premium on Portfolio Insurance per Unit.................. $       .06  $      .06
 Estimated Net Annual Interest Income per Unit......................... $     62.00  $    62.46
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit......................... $     62.00  $    62.46
 Divided by 12 and 2, respectively..................................... $      5.17  $    31.23
Estimated Daily Rate of Net Interest Accrual per Unit.................. $    .17223  $   .17351
Estimated Current Return Based on Public Offering Price <F5><F6><F7>...        6.11%       6.16%
Estimated Long-Term Return <F5><F6><F7>................................        6.11%       6.15%
Estimated Initial Monthly Distribution (December 1996)................. $      4.48
Estimated Initial Semi-annual Distribution (December 1996).............              $     4.51
Estimated Normal Distribution per Unit <F7>............................ $      5.17  $    31.23




Trustee's Annual Fee........... $.91 and $.51 per $1,000 principal amount of Obligations, respectively, for those portions of each
                                Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... TENTH day of the month as follows: monthly--each month; semi-annual--June and December
Distribution Dates............. TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--June and December commencing December 25, 1996




----------

<F1> Many unit investment trusts issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor has elected to follow this format in determining the number of Units for Series 62. The Sponsor on the other hand in determining the number of Units for Series 63 has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Date of Deposit a Public Offering Price per Unit of $1,000.

<F2>Sales charges for the Trusts, expressed as a percentage of the Public Offering
Price per Unit and in parenthesis as a percentage of the aggregate offering price of the Obligations, are as follows: Series 62--3.0% (3.093%); and Series 63--4.9% (5.152%).

<F3>Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering
Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public
Offering--Public Market."

<F4>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Operating Expenses--Miscellaneous
Expenses").

<F5>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge (see "Public
Offering--General").

<F6>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Obligations while the Public Offering Price will vary with changes in the offering price of the underlying Obligations; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Obligations in each Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Obligations and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price. These rates may not reflect the true return to Unitholders which may be lower because of a possible delay in the first payment to Unitholders.

<F7>These figures are based on per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Obligations. The estimated cash flows for each Trust are set forth under "Estimated Cash Flows to Unitholders".




                                                                                      Semi-
                                                                         Monthly      Annual
                                                                        ------------ -----------
Per Unit Information for Series 63:
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit............................. $     70.74  $    70.74
 Less: Estimated Annual Expense per Unit <F4>.......................... $      2.30  $     1.90
 Less: Annual Premium on Portfolio Insurance per Unit.................. $      1.42  $     1.42
 Estimated Net Annual Interest Income per Unit......................... $     67.02  $    67.42
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit......................... $     67.02  $    67.42
 Divided by 12 and 2, respectively..................................... $      5.59  $    33.71
Estimated Daily Rate of Net Interest Accrual per Unit.................. $    .18617  $   .18729
Estimated Current Return Based on Public Offering Price <F5><F6><F7>...        6.70%       6.74%
Estimated Long-Term Return <F5><F6><F7>................................        6.78%       6.82%
Estimated Initial Monthly Distribution (December 1996)................. $      4.84
Estimated Initial Semi-annual Distribution (December 1996).............              $     4.87
Estimated Normal Distribution per Unit <F7>............................ $      5.59  $    33.71






Trustee's Annual Fee........... $.91 and $.51 per $1,000 principal amount of Obligations, respectively, for those portions of each
                                Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... TENTH day of the month as follows: monthly--each month; semi-annual--June and December
Distribution Dates............. TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--
                                June and December commencing December 25, 1996


----------

<F1>Many unit investment trusts issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor has elected to follow this format in determining the number of Units for Series 62. The Sponsor on the other hand in determining the number of Units for Series 63 has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Date of Deposit a Public Offering Price per Unit of $1,000.

<F2>Sales charges for the Trusts, expressed as a percentage of the Public Offering
Price per Unit and in parenthesis as a percentage of the aggregate offering price of the Obligations, are as follows: Series 62--3.0% (3.093%); and Series 63--4.9% (5.152%).

<F3>Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering
Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public
Offering--Public Market."

<F4>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Operating Expenses--Miscellaneous
Expenses").

<F5>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge (see "Public
Offering--General").

<F6>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Obligations while the Public Offering Price will vary with changes in the offering price of the underlying Obligations; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Obligations in each Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Obligations and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price. These rates may not reflect the true return to Unitholders which may be lower because of a possible delay in the first payment to Unitholders.

<F7>These figures are based on per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Obligations. The estimated cash flows for each Trust are set forth under "Estimated Cash Flows to Unitholders".




THE TRUSTS

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Van Kampen American Capital Insured Income Trust, Series 62 (Intermediate) and Series 63 (the "Trusts") were created under the laws of the State of New York pursuant to a Trust Agreement (the "Trust Agreement"), dated the Date of Deposit, with Van Kampen American Capital Distributors, Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee.

Series 62 may be an appropriate medium for investors who desire to participate in a portfolio of intermediate-term taxable fixed income securities issued after July 18, 1984 with greater diversification than they might be able to acquire individually. Series 63 may be an appropriate medium for investors who desire to participate in a portfolio of long-term taxable fixed income securities issued after July 18, 1984 with greater diversification than they might be able to acquire individually. Diversification of each Trust's assets will not eliminate the risk of loss always inherent in the ownership of securities. For a breakdown of each portfolio see "Trust Portfolios".
In addition, securities of the type initially deposited in the portfolio of each Trust are often not available in small amounts and may, in the case of any privately placed securities, be available only to institutional investors.

On the Date of Deposit, the Sponsor deposited with the Trustee the Obligations indicated under "Portfolios" herein, including delivery statements relating to contracts for the purchase of certain such obligations and irrevocable letters of credit issued by a financial institution in the aggregate amount required for such purchases (the "Obligations").
Thereafter, the Trustee, in exchange for the Obligations so deposited, delivered to the Sponsor the certificates evidencing the ownership of 3,120 Units of Series 62 and 9,150 Units of Series 63. Unless otherwise terminated as provided therein, the Trust Agreement for Series 62 will terminate at the end of the calendar year prior to the twentieth anniversary of its execution and the Trust Agreement for Series 63 will terminate at the end of the calendar year prior to the fiftieth anniversary of its execution. All of the Obligations in Series 62 are intermediate-term debt instruments with maturities ranging from 2005 to 2007. All of the Obligations in Series 63 are long-term debt instruments with maturities ranging from 2021 to 2029. The dollar weighted average life of the Obligations in each Trust are 10 years and 29 years, respectively.

Each Unit in Series 62 initially offered represents a 1/3,120 undivided interest in such Trust. Each Unit in Series 63 initially offered represents a 1/9,150 undivided interest in such Trust. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in each Trust represented by each unredeemed Unit will increase, although the actual interest in each Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor or the Underwriters, or until the termination of the Trust Agreement.

INVESTMENT OBJECTIVES AND PORTFOLIO SELECTION

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The investment objective of Series 62 is to provide a high level of current income consistent with safety of principal by investing in a professionally selected portfolio principally consisting of intermediate-term corporate, taxable municipal debt or U.S. government obligations issued after July 18, 1984. The investment objective of Series 63 is to provide a high level of current income consistent with safety of principal by investing in a professionally selected portfolio principally consisting of long-term corporate, taxable municipal debt or U.S. government obligations issued after July 18, 1984.


Insurance guaranteeing the timely payment, when due, of all principal and interest on the Obligations in each Trust has been obtained by such Trust from either AMBAC Indemnity Corporation ("AMBAC Indemnity"), Capital
Markets Assurance Corporation ("CapMAC") or a combination thereof (collectively, the "Portfolio Insurers"), or by the issuer of such Obligations, by a prior owner of such Obligations, or by the Sponsor prior to the deposit of such Obligations in such Trust from (1) AMBAC Indemnity or one of its subsidiaries, American Municipal Bond Assurance Corporation
("AMBAC") or MGIC Indemnity Corporation ("MGIC Indemnity"), (2)
Financial Guaranty Insurance Company ("Financial Guaranty"), (3) MBIA Insurance Corporation ("MBIA"), (4) Bond Investors Guaranty Insurance
Company ("BIG"), (5) National Union Fire Insurance Company of
Pittsburgh, PA ("National Union"), (6) Capital Guaranty Insurance
Company ("Capital Guaranty"), (7) CapMAC and/or (8) Financial Security Assurance Inc. ("Financial Security" or "FSA") (collectively, the "Preinsured Obligation Insurers") (see "Insurance on the
Obligations"). The Portfolio Insurers and the Preinsured Obligation
Insurers are collectively referred to herein as the "Insurers".
Insurance obtained by a Trust is effective only while the Obligations thus insured are held in such Trust. The Trustee has the right to acquire permanent insurance from a Portfolio Insurer with respect to each Obligation insured by the respective Portfolio Insurer under a Trust portfolio insurance policy. Insurance relating to Obligations insured by the issuer, by a prior owner of such Obligations or by the Sponsor is effective so long as such Obligations are outstanding. Obligations insured under a policy of insurance obtained by the issuer, by a prior owner of such Bonds or by the Sponsor from one of the Preinsured Obligation Insurers (the "Preinsured Obligations") are not additionally insured by the Trusts. No representation is made as to any insurer's ability to meet its commitments.

Neither the Public Offering Price nor any evaluation of Units for purposes of repurchases or redemptions reflects any element of value for the insurance obtained by each Trust unless Obligations are in default in payment of principal or interest or in significant risk of such default. See "Public Offering--Offering Price".

In order for Obligations to be eligible for insurance, they must have credit characteristics which would qualify them for at least the Standard & Poor's rating of "BBB-" or at least the Moody's Investors Service, Inc.
rating of "Baa", which in brief represent the lowest ratings for securities of investment grade (see "Description of Obligation Ratings"). Insurance is not a substitute for the basic credit of an issuer, but supplements the existing credit and provides additional security therefor. If an issue is accepted for insurance, a non-cancellable policy for the prompt payment of interest and principal on the Obligations, when due, is issued by the insurer. A monthly premium is paid by each Trust for the insurance obtained by it. The Trustee has the right to obtain permanent insurance from a Portfolio Insurer in connection with the sale of an Obligation insured under the insurance policy obtained from the respective Portfolio Insurer by a Trust upon the payment of a single predetermined insurance premium from the proceeds of the sale of such Obligation. Accordingly, any Obligation in a Trust is eligible to be sold on an insured basis. All Obligations insured by a Portfolio Insurer or by a Preinsured Obligation Insurer receive a "AAA" rating by Standard & Poor's, A Division of the McGraw-Hill Companies.
Standard & Poor's describes securities it rates "AAA" as having
"the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong." See "Insurance on the Obligations".

In selecting Obligations for the Trusts, the following facts, among others, were considered by the Sponsor: (a) the prices of the Obligations relative to other obligations of comparable quality and maturity, (b) the diversification of Obligations as to purpose of issue and location of issuer, (c) the availability and cost of insurance for the prompt payment of principal and interest on the Obligations and (d) whether the debt obligations were issued after July 18, 1984.

TRUST PORTFOLIOS

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Portfolios. Series 62 (Intermediate) consists of 8 issues, 6 of which have been issued by municipalities, one of which has been issued by a public utility and one of which is a U.S. Treasury bond. Series 63 consists of 11 issues, 7 of which have been issued by a public utility, 3 of which have been issued by a municipality and one of which is a U.S. Treasury bond.


Replacement Obligations. Because certain of the Obligations in the Trusts may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that each Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Obligation. In the event of a failure to deliver any Obligation that has been purchased for each Trust under a contract, including those securities purchased on a "when, as and if issued" basis ("Failed Obligations"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Replacement Obligations") to make up the original corpus of the affected Trust.

The Replacement Obligations must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Obligations. The Replacement Obligations shall (i) in the case of Series 62, be intermediate-term corporate or taxable municipal bonds, debentures, notes or other straight debt obligations (whether secured or unsecured and whether senior or subordinated) without equity or other conversion features, with fixed maturity dates substantially the same as those of the Failed Obligations having no warrants or subscription privileges attached, and in the case of Series 63, be long-term corporate or taxable municipal bonds, debentures, notes or other straight debt obligations (whether secured or unsecured and whether senior or subordinated) without equity or other conversion features, with fixed maturity dates substantially the same as those of the Failed Obligations having no warrants or subscription privileges attached; (ii) be payable in United States currency; (iii) not be when, as and if issued obligations or restricted securities; (iv) be issued after July 18, 1984 if interest thereon is United States source income; (v) be issued or guaranteed by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934 (or similar provisions of law) or in effect guaranteed, directly or indirectly, by means of a lease agreement, agreement to buy securities, services or products, or other similar commitment of the credit of such an issuer to the payment of the substitute Obligations; (vi) not cause the Units of the Trusts to cease to be rated AAA by Standard & Poor's, A Division of the McGraw-Hill Companies; and
(vii) be eligible for (and when acquired be insured under) the insurance obtained by the Trust. Whenever a Replacement Obligation has been acquired for either Trust, the Trustee shall, within five days thereafter, notify all Unitholders of such Trust of the acquisition of the Replacement Obligation and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the affected Trust of the Failed Obligation exceeded the cost of the Replacement Obligation plus accrued interest. Once the original corpus of a Trust is acquired, the Trustee will have no power to vary the investment of the Trust; i.e., the Trust will have no managerial power to take advantage of market variations to improve a Unitholder's investment.

If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Obligations in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Obligations to all Unitholders of the affected Trust and distribute the principal and accrued interest (at the coupon rate of such Failed Obligations to the date the Failed Obligations are removed from the Trust) attributable to such Failed Obligations not more than 30 days after such removal or such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. In the event a Replacement Obligation should not be acquired by a Trust, the Estimated Net Annual Interest Income per Unit for the Trust would be reduced and the Estimated Current Return and the Estimated Long-Term Return thereon might be lowered. In addition, Unitholders should be aware that they may not be able at the time of receipt of such principal to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds were earning to Unitholders in the affected Trust.

Redemption of Obligations. Certain of the Obligations in the Trusts are subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Obligations are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions and it may also offset the current return on Units of the Trust involved. The portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the Obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of Obligations or may require the mandatory redemption of Obligations include, among others: the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the Obligations were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the Obligations were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the Obligations were used uneconomical; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the Obligations were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the Obligations are issued on the issuer of the Obligations or the user of the proceeds of the Obligations; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the Obligations; an overestimate of the costs of the project to be financed with the proceeds of the Obligations resulting in excess proceeds of the Obligations which may be applied to redeem Obligations; or an underestimate of a source of funds securing the Obligations resulting in excess funds which may be applied to redeem Obligations. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of Obligations. See "Portfolios" for each Trust and footnote (3) in "Notes to Portfolios".

RISK FACTORS

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Public Utility Issues. Approximately 8% and 78% of the aggregate principal amount of the Obligations in Series 62 and Series 63, respectively, are obligations of public utility issuers. In view of this an investment in the Trusts should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Obligations in the portfolios to make payments of principal and/or interest on such Obligations.


Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. Also, changes in certain accounting standards currently under consideration by the Financial Accounting Standards Board could cause significant write-downs of assets and reductions in earnings for many investor-owned utilities. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other.

Certain of the issuers of the Obligations in the Trusts may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remains present through to completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere, such as the accident at a plant in Chernobyl, could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units in the United States.

Other general problems of the gas, water, telephone and electric utility industry (including state and local joint action power agencies) include difficulty in obtaining timely and adequate rate increases, difficulty in financing large construction programs to provide new or replacement facilities during an inflationary period, rising costs of rail transportation to transport fossil fuels, the uncertainty of transmission service costs for both interstate and intrastate transactions, changes in tax laws which adversely affect a utility's ability to operate profitably, increased competition in service costs, recent reductions in estimates of future demand for electricity and gas in certain areas of the country, restrictions on operations and increased cost and delays attributable to environmental considerations, uncertain availability and increased cost of capital, unavailability of fuel for electric generation at reasonable prices, including the steady rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal, availability and cost of natural gas for resale, technical and cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including among other considerations the problems associated with the use of radioactive materials and the disposal of radioactive wastes, and the effects of energy conservation. Each of the problems referred to could adversely affect the ability of the issuers of any utility bonds in the Trusts to make payments due on these bonds.

In view of the pending investigations and the other uncertainties discussed above, there can be no assurance that any company's share of the full cost of nuclear units under construction ultimately will be recovered in rates or of the extent to which a company could earn an adequate return on its investment in such units. The likelihood of a significantly adverse event occurring in any of the areas of concern described above varies, as does the potential severity of any adverse impact. It should be recognized, however, that one or more of such adverse events could occur and individually or collectively could have a material adverse impact on the financial condition or the results of operations of a company's ability to make interest and principal payments on its outstanding debt.


Taxable Municipal Issues. Approximately 86% and 20% of the aggregate principal amount of the Obligations in Series 62 and Series 63, respectively, may be taxable obligations of municipal issuers. In view of this an investment in the Trusts should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Obligations of municipal issuers can be either general obligations of a government entity that are backed by the taxing power of such entity or revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. In addition, approximately 48% of the aggregate principal amount of the Obligations in Series 62 are municipal bonds issued by issuers located in the state of California.


General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. However, the taxing power of any governmental entity may be limited by provisions of state constitutions or laws and an entity's credit will depend on many factors, including an erosion of the tax base due to population declines, natural disasters, declines in the state's industrial base or inability to attract new industries, economic limits on the ability to tax without eroding the tax base and the extent to which the entity relies on Federal or state aid, access to capital markets or other factors beyond the entity's control.

As a result of the current recession's adverse impact upon both their revenues and expenditures, as well as other factors, many state and local governments are confronting deficits and potential deficits which are the most severe in recent years. Many issuers are facing highly difficult choices about significant tax increases or spending reductions in order to restore budgetary balance. Failure to implement these actions on a timely basis could force the issuers to depend upon market access to finance deficits or cash flow needs.

In addition, certain of the Obligations in the Trusts may be obligations of issuers who rely in whole or in part on ad valorem real property taxes as a source of revenue. Recently, certain proposals, in the form of state legislative proposals or voter initiatives, to limit ad valorem real property taxes have been introduced in various states.

Revenue bonds, on the other hand, are payable only from revenues derived from a particular facility or class of facilities, or, in some cases, from the proceeds of a special excise tax or other special revenue source. The ability of an issuer of revenue bonds to make payments of principal and/or interest on such bonds is primarily dependent upon the success or failure of the facility or class of facilities involved or whether the revenues received from an excise tax or other special revenue source are sufficient to meet obligations.

Typically, interest income received from municipal issues is exempt from Federal income taxation under Section 103 of the Internal Revenue Code of 1986, as amended (the "Code") and therefore is not includible in the gross income of the owners thereof. However, interest income received for taxable municipal obligations is not exempt from Federal income taxation under
Section 103 of the Code. Thus, owners of taxable municipal obligations generally must include interest on such obligations in gross income for Federal income tax purposes and treat such interest as ordinary income.

Certain of the Obligations in the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on Bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Certain of the Obligations in the Trusts may be health care revenue bonds. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Pursuant to recent Federal legislation, Medicare reimbursements are currently calculated on a prospective basis utilizing a single nationwide schedule of rates. Prior to such legislation Medicare reimbursements were based on the actual costs incurred by the health facility. The current legislation may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program. Such adverse changes also may adversely affect the ratings of Securities held in the portfolios of the Trust; however, because of the insurance obtained by the Trust, the "AAA" rating of the Units of each of the Trust would not be affected.


Zero Coupon Bonds. Approximately 6% and 2% of the Obligations in Series 62 and Series 63, respectively, are "zero coupon" U.S. Treasury bonds. See footnote (6) in "Notes to Portfolios". Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.


ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN

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As of the opening of business on the Date of Deposit, the Estimated Current Returns and the Estimated Long-Term Returns under the monthly and semi-annual distribution plans were those indicated in the Summary of Essential Financial Information" for each Trust. The Estimated Current Returns are calculated by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Obligations while the Public Offering Price will vary with changes in the offering price of the underlying Obligations; therefore, there is no assurance that the present Estimated Current Returns will be realized in the future. Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all the Obligations in a Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Obligations and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Returns will be realized in the future. Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of Estimated Long-Term Returns reflects the estimated date and amount of principal returned while Estimated Current Returns calculations include only Net Annual Interest Income and Public Offering Price. These rates may not reflect the true return to Unitholders which may be lower because of a possible delay in the first payment to Unitholders.

In order to acquire certain of the Obligations contracted for by the Sponsor for deposit in the Trusts, it may be necessary for the Sponsor or Trustee to pay on the settlement dates for delivery of such Obligations amounts covering accrued interest on such Obligations which exceed the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit, which amount of cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the particular Obligations with respect to which such payments may have been made.

TRUST OPERATING EXPENSES

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Initial Costs. All costs and expenses incurred in creating and establishing the Trusts, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial fees for evaluations and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Trusts.

Compensation of Sponsor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Trusts. However, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., which is an affiliate of the Sponsor (the "Evaluator"), will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Financial Information", for providing portfolio supervisory services for each Trust. Such fee (which is based on the number of Units outstanding on January 1 of each year) may exceed the actual costs of providing such supervisory services for these Trusts, but at no time will the total amount received for portfolio supervisory services rendered to Series 1 and subsequent series of Van Kampen Merritt Insured Income Trust or its successor trusts (Van Kampen American Capital Insured Income Trust) in any calendar year exceed the aggregate cost to the Evaluator of supplying such services in such year. In addition, the Evaluator shall receive an annual evaluation fee as indicated under "Summary of Essential Financial Information" (which is based on the outstanding principal amount of obligations on January 1 of each year) for regularly evaluating the Trust's portfolio. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor and the Underwriters will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Obligations as described under "Public Offering--Sponsor and Underwriter Compensation".


Trustee's Fee. For its services, the Trustee will receive a fee based on the aggregate outstanding principal amount of Obligations in each Trust as of the opening of business on January 2 and July 2 of each year as set forth under "Summary of Essential Financial Information." Such fee will be computed at $.51 and $.91 per $1,000 principal amount, respectively, for those portions of each Trust representing semi-annual and monthly distribution plans. Based on the size of each Trust on the Date of Deposit and assuming all Unitholders had chosen the semi-annual distribution plan, the Trustee's estimated annual fee for ordinary recurring services would initially amount to $1,591 and $4,679 for Series 62 and Series 63, respectively. Assuming in the alternative that all Unitholders had elected the monthly distribution plan, such fee would initially amount to $2,839 and $8,349 for Series 62 and Series 63, respectively. The Trustee's fees are payable monthly on or before the twenty-fifth day of each month from the Interest Account to the extent funds are available and then from the Principal Account. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest bearing to Unitholders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders--Reports Provided" and
"Trust Administration".

Insurance Premiums. The cost of the portfolio insurance obtained by each Trust is $185 and $12,990 per annum for Series 62 and Series 63, respectively, so long as each Trust retains the Obligations. Premiums, which are Trust expenses, are payable monthly by the Trustee on behalf of each Trust. As Obligations in the portfolios are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those Obligations no longer owned by and held in such Trust. If the Trustee exercises the right to obtain Permanent Insurance, the premium payable for such Permanent Insurance will be paid solely from the proceeds of the sale of the related Obligations. The premiums for such Permanent Insurance with respect to each Obligation will decline over the life of the Obligation.


Miscellaneous Expenses. The following additional charges are or may be incurred by the Trusts: (a) fees of the Trustee for extraordinary services,
(b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Trusts without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the bonds in a Trust, (g) expenditures incurred in contacting Unitholders upon termination of the Trusts and (h) costs incurred to reimburse the Trustee for advancing funds to the Trusts to meet scheduled distributions (which costs may be adjusted periodically in response to fluctuations in short-term interest rates).

The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio or portfolios of the applicable Trust or Trusts. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by the Trusts, the Trustee has the power to sell Obligations to pay such amounts.

INSURANCE ON THE OBLIGATIONS

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Insurance has been obtained by each Trust guaranteeing prompt payment of interest and principal, when due (as more fully described below), in respect of all the Obligations in the Trusts (except for issues for which insurance has been obtained by the issuer of the Obligations). See "Investment Objectives and Portfolio Selection". Each insurance policy obtained by each Trust is non-cancellable and will continue in force so long as such Trust is in existence, the Portfolio Insurer involved is still in business and the Obligations described in such policy continue to be held by such Trust (see "Portfolios"). Non-payment of premiums on a policy obtained by the Trust will not result in the cancellation of insurance but will force the Portfolio Insurer involved to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from the Trust. Premium rates for each issue of Obligations protected by the policy obtained by the Trust are fixed for the life of the Trust. The premium for any insurance policy or policies obtained by an issuer of Obligations has been paid in advance by such issuer and any such policy or policies are non-cancellable and will continue in force so long as the Obligations so insured are outstanding and the Portfolio Insurer involved remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Portfolio Insurers have no obligation to insure any issue adversely affected by either of the above described events.

The aforementioned Trust insurance guarantees the timely payment of principal and interest on the Obligations as they fall due. For the purposes of the Portfolio Insurance, "when due" generally means the stated maturity date for the payment of principal and interest. However, in the event (a) an issuer of an Obligation defaults in the payment of principal or interest on such Obligation, (b) such issuer enters into a bankruptcy proceeding or (c) the maturity of such Obligation is accelerated, the Portfolio Insurer involved has the option, in its sole discretion, for a limited period of time after receiving notice of the earliest to occur of such a default, bankruptcy proceeding or acceleration to pay the outstanding principal amount of such Obligation plus accrued interest to the date of such payment and thereby retire the Obligation from a Trust prior to such Obligation's stated maturity date. The insurance does not guarantee the market value of the Obligations or the value of the Units. Insurance obtained by a Trust is only effective as to Obligations owned by and held in such Trust. In the event of a sale of any such Obligation by the Trustee, such insurance terminates as to such Obligation on the date of sale.

Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee, upon the sale of an Obligation covered under a portfolio insurance policy obtained by each Trust, has the right to obtain permanent insurance with respect to such Obligation (i.e., insurance to maturity of the Obligations regardless of the identity of the holder thereof) (the "Permanent
Insurance") upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Obligation. Accordingly, any Obligation in the Trust is eligible to be sold on an insured basis. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon such exercise the Trust would receive net proceeds (sale of Obligation proceeds less the insurance premium and related expenses attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such Obligations were sold on an uninsured basis.The insurance premium with respect to each Obligation eligible for Permanent Insurance would be determined based upon the insurability of each Obligation as of the Date of Deposit and would not be increased or decreased for any change in the creditworthiness of each Obligation.

The Sponsor believes that the Permanent Insurance option provides an advantage to a Trust in that each Obligation insured by a Trust insurance policy may be sold out of the Trust with the benefits of the insurance attaching thereto. Thus, the value of the insurance, if any, at the time of sale, can be realized in the market value of the Obligation so sold (which is not the case in connection with any value attributable to such Trust's portfolio insurance). See "Public Offering--Offering Price". Because any such insurance value may be realized in the market value of the Obligation upon the sale thereof upon exercise of the Permanent Insurance option, the Sponsor anticipates that (a) in the event the Trust were to be comprised of a substantial percentage of Obligations in default or significant risk of default, it is much less likely that the Trust would need at some point in time to seek a suspension of redemptions of Units than if the Trust were to have no such option (see "Rights of Unitholders--Right of Redemption") and (b) at the time of termination of the Trust, if the Trust were holding defaulted Obligations or Obligations in significant risk of default, the Trust would not need to hold such Obligations until their respective maturities in order to realize the benefits of the Trust's portfolio insurance (see
"Trust Administration--Amendment or Termination").

Except as indicated below, insurance obtained by a Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value for such insurance (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units if the Obligations covered by such insurance are in default in payment of principal or interest or in significant risk of such default. The value of the insurance will be equal to the difference between
(i) the market value of an Obligation which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Obligations not covered by Permanent Insurance. See "Public Offering--Offering Price" herein for a more complete description of the Trust's method of valuing defaulted Obligations which have a significant risk of default.

The portfolio insurance policies obtained by each Trust were issued by either AMBAC Indemnity or CapMAC. The other policy (or commitment therefor) obtained by an Obligation issuer was issued by AMBAC Indemnity. See "Investment Objectives and Portfolio Selection".

Capital Markets Assurance Corporation ("CapMAC") is a New
York-domiciled monoline stock insurance company which engages only in the business of financial guarantee and surety insurance. CapMAC is licensed in 50 states in addition to the District of Columbia, the Commonwealth of Puerto Rico and the territory of Guam. CapMAC insures structured asset-backed, corporate, municipal and other financial obligations in the U.S. and international capital markets. CapMAC also provides financial guarantee reinsurance for structured asset-backed, corporate, municipal and other financial obligations written by other major insurance companies.

CapMAC's claims-paying ability is rated "Aaa" by Moody's Investors
Service, Inc. ("Moody's"), "AAA" by Standard & Poor's,
"AAA" by Duff & Phelps Credit Rating Co. ("Duff & Phelps") and
"AAA" by Nippon Investors Service Inc. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

CapMAC is a wholly-owned subsidiary of CapMAC Holdings Inc. ("Holdings"). Neither Holdings nor any of its stockholders is obligated to pay any claims under any policy issued by CapMAC or any debts of CapMAC or to make additional capital contributions to CapMAC.

CapMAC is regulated by the Superintendent of Insurance of the State of New York. In addition, CapMAC is subject to regulation by the insurance laws and regulations of the other jurisdictions in which it is licensed. Such insurance laws regulate, among other things, the amount of net exposure per risk that CapMAC may retain, capital transfers, dividends, investment of assets, changes in control, transactions with affiliates and consolidations and acquisitions. CapMAC is subject to periodic regulatory examinations by the same regulatory authorities.

CapMAC's obligations under the Policy(s) may be reinsured. Such reinsurance does not relieve CapMAC of any of its obligations under the Policy(s).

THE POLICY IS NOT COVERED BY THE PROPERTY/CASUALTY INSURANCE SECURITY FUND SPECIFIED IN ARTICLE 76 OF THE NEW YORK INSURANCE LAW.

As at December 31, 1995 and 1994, CapMAC had qualified statutory capital (which consists of policyholders' surplus and contingency reserve) of approximately $240 million and $170 million, respectively, and had not incurred any debt obligations. Article 69 of the New York State Insurance Law requires CapMAC to establish and maintain the contingency reserve, which is available to cover claims under policies issued by CapMAC.

Copies of CapMAC's financial statements prepared in accordance with statutory accounting standards, which differ from generally accepted accounting principles, and filed with the Insurance Department of the State of New York are available upon request.

CapMAC is located at 885 Third Avenue, New York, New York 10022, and Its telephone number is (212) 755-1155.


AMBAC Indemnity Corporation ("AMBAC Indemnity") is a
Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia and the Commonwealth of Puerto Rico, with admitted assets of approximately $2,440,000,000 (unaudited) and statutory capital of approximately $1,387,000,000 (unaudited) as of March 31, 1996. Statutory capital consists of AMBAC Indemnity's policyholders' surplus and statutory contingency reserve. AMBAC Indemnity is a wholly owned subsidiary of AMBAC Inc., a 100% publicly-held company. Moody's Investors Service, Inc. and Standard & Poor's have both assigned a triple-A claims-paying ability rating to AMBAC Indemnity.


Copies of its financial statements prepared in accordance with statutory accounting standards are available from AMBAC Indemnity. The address of AMBAC Indemnity's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York, New York, 10004 and (212) 668-0340.

AMBAC Indemnity has entered into quota share reinsurance agreements under which a percentage of the insurance underwritten pursuant to certain municipal bond insurance programs of AMBAC Indemnity has been and will be assumed by a number of foreign and domestic unaffiliated reinsurers.


MBIA Insurance Corporation ("MBIA") is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is a limited liability corporation rather than a several liability association. MBIA is domiciled in the State of New York and licensed to do business in all fifty states, the District of Columbia, the Commonwealth of the Northern Mariana Islands, the Commonwealth of Puerto Rico, the Virgin Islands of the United States and the Territory of Guam. As of December 31, 1995, the insurer had admitted assets of $3.8 billion (audited), total liabilities of $2.5 billion (audited), and total capital and surplus of $1.3 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of March 31, 1996, MBIA had admitted assets of $4.0 billion (unaudited), total liabilities of $2.7 billion (unaudited), and total capital and surplus of $1.3 (unaudited), determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of MBIA's year end financial statements prepared in accordance with statutory accounting practices are available from MBIA. The address of MBIA is 113 King Street, Armonk, New York 10504.


Effective December 31, 1989, MBIA Inc. acquired Bond Investors Group, Inc. On January 5, 1990, MBIA acquired all of the outstanding stock of Bond Investors Group, Inc., the parent of Bond Investors Guaranty Insurance Company (BIG), now known as MBIA Insurance Corp. of Illinois. Through a reinsurance agreement, BIG has ceded all of its net insured risks, as well as its unearned premium and contingency reserves, to MBIA and MBIA has reinsured BIG's net outstanding exposure.

Moody's Investors Service, Inc. rates all bond issues insured by MBIA "Aaa" and short-term loans "MIG 1," both designated to be of the highest quality.

Standard & Poor's rates all new issues insured by MBIA "AAA" Prime
Grade.

The Moody's Investors Service, Inc. rating of MBIA should be evaluated independently of the Standard & Poor's rating of MBIA. No application has been made to any other rating agency in order to obtain additional ratings on the Obligations. The ratings reflect the respective rating agency's current assessment of the creditworthiness of MBIA and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

The above ratings are not recommendations to buy, sell or hold the Obligations and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Obligations.

Financial Guaranty Insurance Company ("Financial Guaranty" or
"FGIC") is a wholly-owned subsidiary of FGIC Corporation (the
"Corporation"), a Delaware holding company. The Corporation is a wholly-owned subsidiary of General Electric Capital Corporation ("GECC"). Neither the Corporation nor GECC is obligated to pay the debts of or the claims against Financial Guaranty. Financial Guaranty is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of June 30, 1996, the total capital and surplus of Financial Guaranty was approximately $1,069,597,000. Copies of Financial Guaranty's financial statements, prepared on the basis of statutory accounting principles, and the Corporation's financial statements, prepared on the basis of generally accepted accounting principles, may be obtained by writing to Financial Guaranty at 115 Broadway, New York, New York 10006, Attention:
Communications Department, telephone number: (212) 312-3000 or to the New York State Insurance Department at 160 West Broadway, 18th Floor, New York, New York 10013, Attention: Property Companies Bureau, telephone number: (212) 621-0389.

In addition, Financial Guaranty is currently licensed to write insurance in all 50 states and the District of Columbia.

Financial Security Assurance Inc. ("Financial Security" or
"FSA") is a monoline insurance company incorporated in 1984 under the laws of the State of New York. Financial Security is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico.

Financial Security and its subsidiaries are engaged in the business of writing financial guaranty insurance, principally in respect of securities offered in domestic and foreign markets. In general, financial guaranty insurance consists of the issuance of a guaranty of scheduled payments of an issuer's securities, thereby enhancing the credit rating of those securities, in consideration for payment of a premium to the insurer. Financial Security and its subsidiaries principally insure asset-backed, collateralized and municipal securities. Asset-backed securities are generally supported by residential mortgage loans, consumer or trade receivables, securities or other assets having an ascertainable cash flow or market value. Collateralized securities include public utility first mortgage bonds and sale/leaseback obligation bonds. Municipal securities consist largely of general obligation bonds, special revenue bonds and other special obligations of state and local governments. Financial Security insures both newly issued securities sold in the primary market and outstanding securities sold in the secondary market that satisfy Financial Security's underwriting criteria.


Financial Security is a wholly owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"), a New York Stock Exchange listed company. Major shareholders of Holdings include Fund American Enterprises Holdings, Inc., U S WEST Capital Corporation and The Tokio Marine and Fire Insurance Co., Ltd. No shareholder of Holdings is obligated to pay any debt of Financial Security or any claim under any insurance policy issued by Financial Security or to make any additional contribution to the capital of Financial Security. As of March 31, 1996 the total policyholders' surplus and contingency reserves and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $650,052,000 (unaudited) and $387,239,000 (unaudited), and the total shareholders' equity and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $779,177,000 (unaudited) and $340,226,000 (unaudited). Copies of Financial Security's financial statements may be obtained by writing to Financial Security at 350 Park Avenue, New York, New York, 10022, Attention: Communications Department. Its telephone number is
(212) 826-0100.


Pursuant to an intercompany agreement, liabilities on financial guaranty insurance written by Financial Security or any of its domestic operating insurance company subsidiaries are reinsured among such companies on an agreed-upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, Financial Security reinsures a portion of its liabilities under certain of its financial guaranty insurance policies with unaffiliated reinsurers under various quota share treaties and on a transaction-by-transaction basis. Such reinsurance is utilized by Financial Security as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit Financial Security's obligations under any financial guaranty insurance policy.

Financial Security's claims-paying ability is rated "Aaa" by Moody's
Investors Service, Inc., and "AAA" by Standard & Poor's, A Division of the McGraw-Hill Companies, Nippon Investors Service Inc. and Standard & Poor's (Australia) Pty. Ltd. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

Capital Guaranty Insurance Company ("Capital Guaranty") is a
"Aaa/AAA" rated monoline stock insurance company incorporated in the State of Maryland, and is a wholly owned subsidiary of Capital Guaranty Corporation, a Maryland insurance holding company. Capital Guaranty Corporation is a publicly owned company whose shares are traded on the New York Stock Exchange.

Capital Guaranty is authorized to provide insurance in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam and the U.S. Virgin Islands. Capital Guaranty focuses on insuring municipal securities and our policies guaranty the timely payment of principal and interest when due for payment on new issue and secondary market issue municipal bond transactions. Capital Guaranty's claims-paying ability is rated "
Triple-A" by both Moody's and Standard & Poor's.

As of September 30, 1995, Capital Guaranty had more than $19.0 billion in net exposure outstanding (excluding defeased issues). The total statutory policyholders' surplus and contingency reserve of Capital Guaranty was $204,642,000, and the total admitted assets were $326,802,226 as reported to the Insurance Department of the State of Maryland as of September 30, 1995. Financial statements for Capital Guaranty Insurance Company, that have been prepared in accordance with statutory insurance accounting standards, are available upon request. The address of Capital Guaranty's headquarters and its telephone number are Steuart Tower, 22nd Floor, One Market Plaza, San Francisco, CA 94105-1413 and (415) 995-8000.

Because the Obligations are insured by CapMAC, MBIA or AMBAC Indemnity as to the timely payment of principal and interest, when due (as more fully described above), and on the basis of the various reinsurance agreements in effect, Standard & Poor's has assigned to the Units of each Trust its "AAA" investment rating. Such rating will be in effect for a period of thirteen months from the Date of Deposit and will, unless renewed, terminate at the end of such period. See "Investment Objectives and Portfolio Selection". The obtaining of this rating by each Trust should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of the Trusts or of the Units.


On the date of this Prospectus, the Estimated Current Return on the Obligations in Series 62 and Series 63 portfolios were 6.11% and 6.70%, based on the monthly plan of distribution, after payment of the insurance premiums payable by each Trust, while the Estimated Long-Term Return on the Obligations in each Trust's portfolio were 6.11% and 6.78%, respectively. The Estimated Current Return on an identical portfolio without the insurance obtained by the Trusts would have been 6.12% and 6.84%, respectively, based on the monthly distribution plan on such date, while the Estimated Long-Term Return on identical portfolios without the insurance obtained by the Trusts would have been 6.11% and 6.93%, respectively.


An objective of portfolio insurance obtained by the Trusts is to obtain a higher yield on each Trust portfolio than would be available if all the Obligations in such portfolio had Standard & Poor's "AAA" rating and yet at the same time to have the protection of insurance of prompt payment of interest and principal, when due (as more fully described above), on the Obligations. There is, of course, no certainty that this result will be achieved.

In the event of nonpayment of interest or principal, when due (as more fully described above), in respect of an Obligation, the appropriate Insurer shall make such payment within 30 days after it has been notified that such nonpayment has occurred. The appropriate Insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof.

The information relating to the Insurers has been furnished by the respective Insurers. The financial information with respect to the Insurers appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

TAX STATUS

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For purposes of the following discussions and opinions, it is assumed that interest on each of the Obligations (including the taxable municipal bonds, if any) is included in gross income for Federal income tax purposes. In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

Each Trust is not an association taxable as a corporation for United States Federal income tax purposes.

Each Unitholder will be considered the owner of a pro rata portion of each of a Trust's assets for Federal income tax purposes under Subpart E, Subchapter J of Chapter 1 of the Internal Revenue Code of 1986 (the "Code"). Each Unitholder will be considered to have received his pro rata share of income derived from each such asset when such income is considered to be received by each Trust. Each Unitholder will also be required to include in taxable income for Federal income tax purposes, original issue discount with respect to his interest in any Obligations held by a Trust at the same time and in the same manner as though the Unitholder were the direct owner of such interest.

Each Unitholder will have a taxable event when an Obligation of a Trust is disposed of (whether by sale, exchange, liquidation, redemption, or payment at maturity) or when the Unitholder redeems or sells his Units. A Unitholder's tax basis in his Units will equal his tax basis in his pro rata portion of all of the assets of the Trust. Such basis is determined (before the adjustments described below) by apportioning the tax basis for the Units among each of the Trust assets according to value as of the valuation date nearest the date of acquisition of the Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received, if any, on Obligations delivered after the date the Unitholders pay for their Units to the extent that such interest accrued on such Obligations during the period from the Unitholder's settlement date to the date such Obligations are delivered to the Trust and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Obligations (whether by sale, exchange, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder (subject to various non-recognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with his basis for his fractional interest in the asset disposed of. The basis of each Unit and of each Obligation which was issued with original issue discount (including the Treasury Bonds) (or which has market discount) must be increased by the amount of accrued original issue discount (and market discount, if the Unitholder elects to include market discount in income as it accrues) and the basis of each Unit and of each Obligation which was purchased by a Trust at a premium must be reduced by the annual amortization of bond premium which the Unitholder has properly elected to amortize under Section 171 of the Code. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost. The Treasury Bonds held by a Trust are treated as bonds that were originally issued at an original issue discount provided, pursuant to a Treasury Regulation (the "Regulation") issued on December 28, 1992, that the amount of original issue discount determined under
Section 1286 of the Code is not less than a "de minimis" amount as determined thereunder (as discussed below under "Original Issue
Discount"). Because the Treasury Bonds represent interests in "stripped" bonds, a Unitholder's initial cost for his pro rata portion of each Treasury Bond held by a Trust (determined at the time he acquires his Units, in the manner described above) shall be treated as its "purchase price" by the Unitholder. Original issue discount is effectively treated as interest for Federal income tax purposes, and the amount of original issue discount in this case is generally the difference between the bond's purchase price and its stated redemption price at maturity. A Unitholder will be required to include in gross income for each taxable year the sum of his daily portions of original issue discount attributable to the Treasury Bonds held by a Trust as such original issue discount accrues and will, in general, be subject to Federal income tax with respect to the total amount of such original issue discount that accrues for such year even though the income is not distributed to the Unitholders during such year to the extent it is not less than a "de minimis" amount as determined under the Regulation. To the extent the amount of such discount is less than the respective "de minimis" amount, such discount shall be treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest. In the case of the Treasury Bonds, this method will generally result in an increasing amount of income to the Unitholders each year. Unitholders should consult their tax advisers regarding the Federal income tax consequences and accretion of original issue discount.

Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by a Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses paid by the Trusts as miscellaneous itemized deductions subject to this limitation.

Premium. If a Unitholder's tax basis of his pro rata portion in any Obligations held by a Trust exceeds the amount payable by the issuer of the Obligation with respect to such pro rata interest upon the maturity of the Obligation, such excess would be considered premium which may be amortized by the Unitholder at the Unitholder's election as provided in Section 171 of the Code. Unitholders should consult their tax advisors regarding whether such election should be made and the manner of amortizing premium.

Original Issue Discount. Certain of the Obligations of the Trusts may have been acquired with "original issue discount." In the case of any Obligations of a Trust acquired with "original issue discount" that exceeds a "de minimis" amount as specified in the Code or in the case of the Treasury Bonds as specified in the Regulation, such discount is includable in taxable income of the Unitholders on an accrual basis computed daily, without regard to when payments of interest on such Obligations are received. The Code provides a complex set of rules regarding the accrual of original issue discount. These rules provide that original issue discount generally accrues on the basis of a constant compound interest rate over the term of the Obligations. Unitholders should consult their tax advisers as to the amount of original issue discount which accrues.

Special original issue discount rules apply if the purchase price of the Obligation by a Trust exceeds its original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price"). Similarly these special rules would apply to a Unitholder if the tax basis of his pro rata portion of an Obligation issued with original issue discount exceeds his pro rata portion of its adjusted issue price. Unitholders should also consult their tax advisers regarding these special rules.

It is possible that a Corporate Bond that has been issued at an original issue discount may be characterized as a "high-yield discount obligation" within the meaning of Section 163(e)(5) of the Code. To the extent that such an obligation is issued at a yield in excess of six percentage points over the applicable Federal rate, a portion of the original issue discount on such obligation will be characterized as a distribution on stock (e.g., dividends) for purposes of the dividends received deduction which is available to certain corporations with respect to certain dividends received by such corporation.

Market Discount. If a Unitholder's tax basis in his pro rata portion of Obligations is less than the allocable portion of such Obligation's stated redemption price at maturity (or, if issued with original issue discount, the allocable portion of its "revised issue price"), such difference will constitute market discount unless the amount of market discount is "de minimis" as specified in the Code. Market discount accrues daily computed on a straight line basis, unless the Unitholder elects to calculate accrued market discount under a constant yield method. The market discount rules do not apply to Treasury Bonds because they are stripped debt instruments subject to special original issue discount rules as discussed above. Unitholders should consult their tax advisors regarding whether such election should be made and as to the amount of market discount which accrues.

Accrued market discount is generally includable in taxable income to the Unitholders as ordinary income for Federal tax purposes upon the receipt of serial principal payments on the Obligations, on the sale, maturity or disposition of such Obligations by a Trust, and on the sale by a Unitholder of Units, unless a Unitholder elects to include the accrued market discount in taxable income as such discount accrues. If a Unitholder does not elect to annually include accrued market discount in taxable income as it accrues, deductions for any interest expense incurred by the Unitholder which is incurred to purchase or carry his Units will be reduced by such accrued market discount. In general, the portion of any interest expense which was not currently deductible would ultimately be deductible when the accrued market discount is included in income. Unitholders should consult their tax advisers regarding whether an election should be made to include market discount in income as it accrues and as to the amount of interest expense which may not be currently deductible.

Computation of the Unitholder's Tax Basis. The tax basis of a Unitholder with respect to his interest in an Obligation is increased by the amount of original issue discount (and market discount, if the Unitholder elects to include market discount, if any, on the Obligations held by the Trust in income as it accrues) thereon properly included in the Unitholder's gross income as determined for Federal income tax purposes and reduced by the amount of any amortized premium which the Unitholder has properly elected to amortize under Section 171 of the Code. A Unitholder's tax basis in his Units will equal his tax basis in his pro rata portion of all of the assets of the Trust.

Recognition of Taxable Gain or Loss Upon Disposition of Obligations by the Trusts or Disposition of Units. A Unitholder will recognize taxable capital gain (or loss) when all or part of his pro rata interest in an Obligation is disposed of in a taxable transaction for an amount greater (or less) than his tax basis therefor, subject to various non-recognition provisions of the Code. As previously discussed, gain realized on the disposition of the interest of a Unitholder in any Obligation deemed to have been acquired with market discount will be treated as ordinary income to the extent the gain does not exceed the amount of accrued market discount not previously taken into income. Any capital gain or loss arising from the disposition of an Obligation by a Trust or the disposition of Units by a Unitholder will generally be short-term capital gain or loss unless the Unitholder has held his Units for more than one year in which case such capital gain or loss generally will be long-term. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28 percent. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. The tax basis reduction requirements of the Code relating to amortization of bond premium may under some circumstances, result in the Unitholder realizing taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost.

If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all Trust assets including his pro rata portion of all of the Obligations represented by the Unit. This may result in a portion of the gain, if any, on such sale being taxable as ordinary income under the market discount rules (assuming no election was made by the Unitholder to include market discount in income as it accrues) as previously discussed.

"The Revenue Reconciliation Act of 1993" (the "Tax Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that characterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

Foreign Investors. A Unitholder who is a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust) will not be subject to United States Federal income taxes, including withholding taxes, on interest income (including any original issue discount) on, or any gain from the sale or other disposition of, his pro rata interest in any Obligation or the sale of his Units provided that all of the following conditions are met: (i) the interest income or gain is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) if the interest is United States source income (which is the case for most securities issued by United States issuers), the Obligation is issued after July 18, 1984 (which is the case for each Obligation held by the Trust), then the foreign investor does not own, directly or indirectly, 10% or more of the total combined voting power of all classes of voting stock of the issuer of the Obligation and the foreign investor is not a controlled foreign corporation related (within the meaning of Section 864(d)(4) of the Code) to the issuer of the Obligation, or (iii) with respect to any gain, the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year and (iv) the foreign investor provides all certification which may be required of his status (foreign investors may contact the Sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units.

It should be noted that the Tax Act includes a provision which eliminates the exemption from United States taxation, including withholding taxes, for certain "contingent interest." The provision applies to interest received after December 31, 1993. No opinion is expressed herein regarding the potential applicability of this provision and whether United States taxation or withholding taxes could be imposed with respect to income derived from the Units as a result thereof. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

General. Each Unitholder (other than a foreign investor who has properly provided the certifications described above) will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unitholder including amounts received upon the redemption of the Units will be subject to back-up withholding.

In the opinion of Kroll & Tract LLP, special counsel to the Trusts for New York tax matters, each Trust is not an association taxable as a corporation and the income of such Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

The foregoing discussion relates only to United States Federal and New York State and City income taxes; Unitholders may be subject to state and local taxation in other jurisdictions (including a foreign investor's country of residence). Unitholders should consult their tax advisers regarding potential state, local, or foreign taxation with respect to the Units.

ACCRUED INTEREST

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Accrued Interest. Accrued interest is an accumulation of unpaid interest on securities which generally is paid semi-annually, although the Trusts accrue such interest daily. Because of this, each Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of the applicable Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid by Unitholders, the Trustee will advance the amount of accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date. See "Rights of Unitholders--Distributions of Interest and Principal".

Because of the varying interest payment dates of the Obligations, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unitholders and since such Account is non-interest-bearing to Unitholders, the Trustee benefits thereby.

PUBLIC OFFERING

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General. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the aggregate offering price of the Obligations in such Trust's portfolio, a sales charge of 3.0% for the Public Offering Price (3.093% of the aggregate offering price of the Obligations) for Series 62 and 4.9% of the Public Offering Price (5.152% of the aggregate offering price of the Obligations) for Series 63, cash, if any, in the Principal Account held or owned by such Trust, and accrued interest, if any. After the initial public offering period, the secondary market public offering price is based on the bid prices of the Obligations in each Trust, an applicable sales charge as determined in accordance with the table set forth below, which is based upon the estimated long-term return life of each Trust, cash, if any, in the Principal Account held or owned by such Trust, and accrued interest, if any. The sales charge applicable to quantity purchases is, during the initial offering period, reduced on a graduated basis to any person acquiring 100 or more Units as follows:




Aggregate Number of     Dollar Amount of Sales
Units Purchased*       Charge Reduction Per Unit

                       Series 62     Series 63
100-249 Units          $ 4.00        $ 4.00
250-499 Units          $ 6.00        $ 6.00
500-999 Units          $ 9.00        $14.00
1,000 or more Units    $11.00        $19.00
_______________
*The breakpoint sales charges are also applied on a dollar
basis utilizing a breakpoint equivalent in the above table
of $1,000 per Unit and will be applied on whichever basis
is more favorable to the investor. The breakpoints above
will be adjusted to take into consideration purchase orders
stated in dollars which cannot be completely fulfilled due
to the Trusts' requirement that only whole Units be issued.




In the secondary market, Units are offered at the Public Offering Price which is based on the bid prices of all the Obligations and includes a sales charge determined in accordance with the table set forth below and is based upon the estimated long-term return life of each Trust, plus accrued interest. For purposes of computation, Obligations will be deemed to mature on their expressed maturity dates unless: (a) the Obligations have been called for redemption or are subject to redemption on an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Obligations are subject to a "mandatory tender", in which case such mandatory tender will be deemed to be the date upon which they mature. The effect of this method of sales charge computation will be that different sales charges rates will be applied to the Trust based upon the estimated long-term return life of such Trust's portfolio, in accordance with the following schedule:




Years To Maturity    Sales Charge               Years To Maturity    Sales Charge
1                    1.010%                     12                   4.712%
2                    1.523                      13                   4.822
3                    2.041                      14                   4.932
4                    2.302                      15                   5.042
5                    2.564                      16                   5.152
6                    2.828                      17                   5.263
7                    3.093                      18                   5.374
8                    3.627                      19                   5.485
9                    4.167                      20                   5.597
10                   4.384                      21 to 30             5.708
11                   4.603




The sales charges in the above table are expressed as a percentage of the aggregate bid prices of the Obligations in a Trust. Expressed as a percent of the Public Offering Price, the sales charge on a Trust consisting entirely of a portfolio of Obligations with 15 years to maturity would be 4.8%.

Employees of Van Kampen American Capital Distributors Inc. and its affiliates may purchase Units of the Trust at the current Public Offering Price less the underwriting commission or less the dealer's concession in the absence of an underwriting commission. Registered representatives of selling Underwriters may purchase Units of the Trusts at the current Public Offering Price less the underwriting commission or less the dealer's concession in the absence of an Underwriting Commission. Registered representatives of selling brokers, dealers, or agents may purchase Units of the Trusts at the current Public Offering Price less the dealer's concession during the initial offering period and for secondary market transactions.

Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker, dealer or agent. The Sponsor will, however, increase the concession or agency commission for such quantity purchases. See "Public Offering--Unit Distribution". This reduced sales charge structure will apply on all purchases by the same person from any one Underwriter or dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial
Purchase Date if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the date preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualifies for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts.


Purchasers of units of any two consecutive series of a Trust may aggregate purchases of units of such series for purposes of the sales charge reduction for quantity purchases, provided that at the time of the initial purchase of units such purchaser submitted a purchase order for at least 100 units that was partially unfulfilled due to a lack of units of such Trust series available for sale at such time. The sales charge reduction shall be applied to the subsequent purchase of units such that the aggregate sales charge reduction applicable to both purchases will equal the amount described in the table above.


Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Unit Distribution" below) by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

Offering Price. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Obligations in each Trust.

As indicated above, the price of the Units as of 8:00 A.M. Central time or the opening of business on the date the Obligations were deposited in each Trust was determined by adding to the determination of the aggregate offering price of the Obligations an amount equal to the applicable sales charge expressed as a percentage of the aggregate offering price of the Obligations and dividing the sum so obtained by the number of Units outstanding. This computation produced a gross underwriting profit equal to such sales charge expressed as a percentage of the Public Offering Price. Such price determination as of 8:00 A.M. Central time or the opening of business on the Date of Deposit was made on the basis of an evaluation of the Obligations in each Trust prepared by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. Except on the Date of Deposit during the period of initial offering, the Evaluator will appraise or cause to be appraised daily the value of the underlying Obligations as of 4:00 P.M. Eastern time on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received at or prior to 4:00 P.M. Eastern time on each such day. Orders received by the Trustee, Sponsor or any Underwriter for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. For secondary market sales the Public Offering Price per Unit will be equal to the aggregate bid price of the Obligations in each Trust plus an amount equal to the applicable secondary market sales charge expressed as a percentage of the aggregate bid price of the Obligations and dividing the sum so attained by the number of Units then outstanding. This computation produces a gross underwriting profit equal to such sales charge expressed as a percentage of the Public Offering Price. For secondary market purposes such appraisal and adjustment will be made by the Evaluator as of 4:00 P.M. Eastern time on days on which the New York Stock Exchange is open for each day on which any Unit of such Trust is tendered for redemption, and it shall determine the aggregate value of any Trust as of 4:00 P.M. Eastern time on such other days as may be necessary.

The aggregate price of the Obligations in each Trust has been and will be determined on the basis of bid prices or offering prices, as appropriate, (a) on the basis of current market prices for the Obligations obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trust; (b) if such prices are not available for any particular Obligations, on the basis of current market prices for comparable bonds; (c) by causing the value of the Obligations to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Unless the Obligations are in default in payment of principal or interest or in significant risk of such default, the Evaluator will not attribute any value to the insurance obtained by the Trusts.

The Evaluator will consider in its evaluation of Obligations which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of such default (the "Defaulted Obligations") the value of the insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Obligations assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Defaulted Obligations not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of the Portfolio Insurer involved to meet its commitments under the Trust's insurance policy, including the commitments to issue Permanent Insurance. It is the position of the Sponsor that this is a fair method of valuing the Obligations and the insurance obtained by the Trust and reflects a proper valuation method in accordance with the provisions of the Investment Company Act of 1940.

No value has been ascribed to insurance obtained by the Trusts as of the date of this Prospectus.

The initial or primary Public Offering Price of the Units and the Sponsor's initial repurchase price per Unit are based on the offering price per Unit of the underlying Obligations plus the applicable sales charge and interest accrued but unpaid from the First Settlement Date to the date of settlement. The secondary market Public Offering Price and the Redemption Price per Unit are based on the bid price per Unit of the Obligations in the Trust plus the applicable sales charge plus accrued interest. The offering price of Obligations in each Trust may be expected to range from .35%-1% more than the bid price of such Obligations. On the Date of Deposit, the offering side evaluation of the Obligations in the Trusts were higher than the bid side evaluation of such Obligations by the amount indicated under footnote (5) in "Notes to Portfolios".

Although payment is normally made three business days following the order for purchase, payment may be made prior thereto. However, delivery of certificates representing Units so ordered will be made three business days following such order or shortly thereafter. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

Unit Distribution. During the initial offering period, Units will be distributed to the public by Underwriters, broker-dealers and others (see "Underwriting") at the Public Offering Price, plus accrued interest computed as described above under "Accrued Interest". Upon the completion of the initial offering, Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary Public Offering Price in the manner described.


The Sponsor intends to qualify the Units for sale in a number of states. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period of (a) for Series 62 of $20.00 per Unit for less than 100 Units, $21.00 per Unit for any single transaction of 100 to 249 Units, $21.00 per Unit for any single transaction of 250 to 499 Units, $23.00 per Unit for any single transaction of 500 to 999 Units and $22.00 per Unit for any single transaction of 1,000 or more Units, and (b) for Series 63 of $30.00 per Unit for less than 100 Units, $32.00 per Unit for any single transaction of 100 to 249 Units, $34.00 per Unit for any single transaction of 250 to 499 Units, $35.00 per Unit for any single transaction of 500 to 999 Units and $34.00 per Unit for any single transaction of 1,000 or more Units, provided that such Units are acquired either from the Sponsor (in the case of dealer transactions) or through the Sponsor (in the case of transactions involving brokers or others). The increased concession or agency commission is a result of the discount given to purchasers for quantity purchases. See "Public
Offering--General". Volume concessions or agency commissions of an additional $2.00 per Unit of Series 62 and $5.00 per Unit of Series 63 will be given to any broker/dealer or agent (other than Underwriters) who purchases from the Sponsor at least 250 Units of such Trust during the initial offering period. The breakpoint concessions or agency commissions listed above are also applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the distributor. The breakpoints above will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the Trusts' requirement that only whole Units be issued. Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units of the Trusts; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of Federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. Any quantity discount (see "General" above) provided to investors will be borne by the selling dealer or agent. For secondary market transactions, such concession or agency commission will amount to 70% of the applicable sales charge for each trust as set forth above.


Except as state hereinafter, the minimum purchase requirement in the initial offering period and in the secondary market is one Unit. In connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. See "Underwriting".

Sponsor and Underwriter Compensation. The Underwriters through the initial or primary distribution of Units will receive a gross sales commission equal to that percentage of the Public Offering Price of the Units as indicated under "Offering Price", less any reduced sales charge for quantity purchases as described under "General" above.


The Sponsor will receive from the Underwriters the excess of such gross sales commission over $22.00 and $35.00 per Unit of Series 62 and Series 63, respectively, as of the Date of Deposit. In connection with quantity sales to purchasers of Series 62 the Underwriters will receive from the Sponsor commissions totalling $23.00 per Unit for any single transaction of 100 to 249 Units, $23.00 per Unit for any single transaction of 250 to 499 Units, $25.00 per Unit for any single transaction of 500 to 999 Units and $24.00 per Unit for any single transaction of 1,000 or more Units. In connection with quantity sales to purchasers of Series 63 the Underwriters will receive from the Sponsor commissions totalling $37.00 per Unit for any single transaction of 100 to 249 Units, $39.00 per Unit for any single transaction of 250 to 499 Units, $40.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units. See
"Public Offering--General". Further, each Underwriter who underwrites 1,000 or more Units in any Trust will receive additional compensation from the Sponsor of $1.00 for each Unit it underwrites. All breakpoints listed above are also applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the Underwriter. The breakpoints above will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the Trusts' requirement that only whole Units be issued. In addition, the Sponsor and the Underwriters will realize a profit or the Sponsor will sustain a loss, as the case may be, as a result of the difference between the price paid for the Obligations by the Sponsor and the cost of such Obligations to each Trust (which is based on the determination of the aggregate offering price of the Obligations in such Trust on the Date of Deposit as prepared by Interactive Data Corporation). See "Underwriting" and
"Portfolio". The Sponsor and the Underwriters may also realize profits or sustain losses with respect to Obligations deposited in a Trust which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has not participated as sole underwriter or as manager or as a member of any underwriting syndicates from which any of the Obligations in the portfolio of either Trust were acquired. The Underwriters may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Obligations in each Trust after the Date of Deposit, since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commission that are available to the Underwriter.


As stated under "Public Market" below, the Sponsor intends to, and certain of the other Underwriters may, maintain a secondary market for the Units of the Trusts. In so maintaining a market, the Sponsor or any such Underwriters will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price is based on the bid prices of the Obligations in each Trust and includes a sales charge). In addition, the Sponsor or any such Underwriters will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

Public Market. During the initial public offering period, the Sponsor and/or certain of the other Underwriters intend to offer to purchase Units at a price based on the aggregate offering price per Unit of the Obligations in each Trust and the amount of accrued interest to the date of settlement less the related sales commission. Afterward, although they are not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for the Units offered hereby and to offer continuously to purchase such Units at prices, subject to change at any time, based upon the aggregate bid prices of the Obligations in the portfolio of each Trust plus interest accrued to the date of settlement plus any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the other Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units may be able to dispose of such Units only by tendering them to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the Obligations in the portfolio of such Trust plus any accrued interest. The aggregate bid prices of the underlying Obligations in a Trust are expected to be less than the related aggregate offering prices. See "Rights of Unitholders--Redemption of Units". A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

RIGHTS OF UNITHOLDERS

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Certificates. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of the Trust is evidenced by separate registered certificates executed by the Trustee and the Sponsor unless a Unitholder makes a request to the Trustee that Units be held in book-entry form. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign exactly as his name appears on the face of the certificate (or on such request) with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program
("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

Distributions of Interest and Principal. Interest received by a Trust, including that part of the proceeds of any disposition of Obligations which represents accrued interest and including any insurance proceeds representing interest due on defaulted Obligations, is credited by the Trustee to the Interest Account. Other receipts are credited to the Principal Account. Interest received by a Trust after deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date (see "Public Offering--Offering Price") will be distributed on or shortly after the twenty-fifth day of each month on a pro rata basis to Unitholders of record as of the preceding record date (which will be the tenth day of the month) who are entitled to distributions at that time under the plan of distribution chosen. All distributions will be net of applicable expenses. The pro rata share of cash in the Principal Account will be computed on the date indicated under "Distribution Options" on page 2, and thereafter as of the semi-annual record date, and distributions to the Unitholders as of such record date will be made on or shortly after the twenty-fifth day of such month. Proceeds received from the disposition of any of the Obligations after such record date and prior to the following distribution date will be held in the Principal Account and not distributed until the next distribution date. The Trustee is not required to pay interest on funds held in the Principal or Interest Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution shall equal at least $1.00 per Unit. However, should the amount available for distribution in the Principal Account equal or exceed $10.00 per Unit, the Trustee will make a special distribution from the Principal Account on the next succeeding monthly distribution date to holders of record on the related monthly record date.

The distribution to the Unitholders of a Trust as of each record date after the First Settlement Date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholders' pro rata share of the estimated net annual interest income in the Interest Account of such Trust after deducting estimated expenses attributable as is consistent with the distribution plan chosen. Because interest payments are not received by a Trust at a constant rate throughout the year, such interest distribution may be more or less than the amount credited to such Interest Account as of the record date. For the purpose of minimizing fluctuation in the distributions from an Interest Account, the Trustee is authorized to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee shall be reimbursed for any such advances from funds in the Interest Account on the ensuing record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after purchase, under the applicable plan of distribution. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

As of the tenth day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of each Trust (as determined on the basis set forth under "Trust Operating Expenses").
The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Interest and Principal Accounts such amounts as may be necessary to cover purchases of Replacement Obligations and redemption of Units by the Trustee.

Change of Distribution Option. The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders may change the plan of distribution in which they are participating. For convenience of Unitholders, the Trustee will furnish a card for this purpose; cards may also be obtained upon request from the Trustee. Unitholders desiring to change their plan of distribution may so indicate on the card and return it together with their certificate and such other documentation that the Trustee may then require, to the Trustee. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. If the card and certificate are properly presented to the Trustee, the change will become effective as of the opening of business on the first day after the next succeeding semi-annual record date and will be effective, unless further changed, for all subsequent distributions.

Reinvestment Option. Unitholders of all unit investment trusts sponsored by Van Kampen American Capital Distributors, Inc., may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of any Van Kampen American Capital mutual funds (except for B shares) which are registered in the Unitholder's state of residence. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds." By reinvesting distributions, investors have the power to increase earning potential by compounding. If Trust distributions are reinvested into another investment, the return would be higher than if distributions were merely taken out of the investment as a source of income.

Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trust. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen American Capital Distributors, Inc. at One Parkview Plaza, Oakbrook Terrace, IL 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Texas send the prospectus relating to the respective fund.

After becoming a participant in a reinvestment plan, each distribution of interest income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date. Unitholders with an existing Guaranteed Reinvestment Option (GRO) Program account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new GRO account which allows purchases of Reinvestment Fund shares at net asset value as described above.

Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund. A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions on his or her Units in cash. There will be no charge or other penalty for such termination. Each Reinvestment Fund, its sponsor and its investment adviser shall have the right to terminate at any time the reinvestment plan relating to such fund.

Reports Provided. The Trustee shall furnish Unitholders of a Trust in connection with each distribution a statement of the amount of interest and, if any, the amount of other receipts (received since the preceding distribution), if any, being distributed expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. For as long as the Trustee deems it to be in the best interests of the Unitholders, the accounts of each Trust shall be audited, not less frequently than annually, by independent certified public accountants and the report of such accountants shall be furnished by the Trustee to Unitholders upon request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement (i) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of the Obligations), deductions for applicable taxes and for fees and expenses of the Trust (including insurance costs), for purchases of Replacement Obligations and for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Obligations and the net proceeds received therefrom (excluding any portion representing accrued interest and the premium and any expenses related thereto attributable to the exercise of the right to obtain Permanent Insurance), the amount paid for purchases of Replacement Obligations and for redemptions of Units, if any, deductions for payment of applicable taxes, fees and expenses of the Trust and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Obligations held and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Obligations in a Trust furnished to it by the Evaluator.

Each distribution statement of a Trust will reflect pertinent information in respect of the other plan of distribution so that Unitholders may be informed regarding the results of such other plan of distribution.

Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286, of the certificates representing the Units to be redeemed (or by written request if Units are not held in certificated form), duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Thus, redemption of Units cannot be effected until certificates representing such Units have been delivered by the person seeking redemption or satisfactory indemnity provided. No redemption fee will be charged. On the third business day following such tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day.

Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, such Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding" in the event the Trustee has not been previously provided such number.

Accrued interest paid on redemption shall be withdrawn from the Interest Account of such Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts will be withdrawn from the Principal Account of such Trust. The Trustee is empowered to sell underlying Obligations of a Trust in order to make funds available for redemption. Units so redeemed shall be cancelled.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Obligations in each Trust, while the initial and primary Public Offering Price of Units will be determined on the basis of the offering price of the Obligations, as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange on the date any such determination is made. On the Date of Deposit, the Public Offering Price per Unit (which is based on the offering prices of the Obligations in each Trust and includes the sales charge) exceeded the value at which Units could have been redeemed (based upon the current bid prices of the Obligations in such Trust) by the amount shown under Summary of Essential Financial Information". While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in the Trust determined on the basis of (i) the cash on hand in such Trust or monies in the process of being collected, (ii) the value of the Obligations in such Trust based on the bid prices of the Obligations, except for those cases in which the value of insurance has been included and (iii) interest accrued thereon, less (a) amounts representing taxes or other governmental charges payable out of such Trust and (b) the accrued expenses of such Trust. The Evaluator may determine the value of the Obligations in each Trust by employing any of the methods set forth in "Public
Offering--Offering Price". In determining the Redemption Price per Unit no value will be assigned to the portfolio insurance maintained by the Trust on the Obligations in such Trust unless such Obligations are in default in payment of principal or interest or in significant risk of such default. For a description of the situations in which the Evaluator may value the insurance obtained by the Trusts, see "Public Offering--Offering Price".

The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the Obligations represented by the Units so redeemed. As stated above, the Trustee may sell Obligations to cover redemptions. When Obligations are sold, the size and diversity of the affected Trust will be reduced. Such sales may be required at a time when Obligations would not otherwise be sold and might result in lower prices than might otherwise be realized. Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee upon the sale of an Obligation has the right to obtain permanent insurance for such Obligation upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Obligation. Accordingly, any Obligation may be sold on an insured basis.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Obligations in the Trust is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

TRUST ADMINISTRATION

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Sponsor Purchases of Units. The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.

Portfolio Administration. The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the Obligations designated by the Evaluator as the Trustee in its sole discretion may deem necessary. The Evaluator, in designating such Obligations, will consider a variety of factors, including (a) interest rates, (b) market value and (c) marketability. To the extent that Obligations are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted Obligations are retained in the portfolio in order to preserve the related insurance protection applicable to said Obligations, the overall quality of the Obligations remaining in a Trust's portfolio will tend to diminish. The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Obligations in the event of an advanced refunding.

The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Obligations to issue new obligations in exchange or substitution for any Obligation pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such Obligation or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such Obligation in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Obligations originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Obligations, the Trustee is required to give notice thereof to each Unitholder, identifying the Obligations eliminated and the Obligations substituted therefor. Except as stated herein and under "Trust Portfolio--Replacement Obligations" regarding the substitution of Replacement Obligations for Failed Obligations, the acquisition by the Trust of any obligations other than the Obligations initially deposited is not permitted.

If any default in the payment of principal or interest on any Obligation occurs and no provision for payment is made therefor either pursuant to the portfolio insurance, or otherwise, within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Obligation within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Obligation and not be liable for any depreciation or loss thereby incurred.

Amendment or Termination. The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unitholders when such an amendment is (a) to cure an ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein or (b) to make such other provisions as shall not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided that the Trust Agreement, may not be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of obligations either in addition to or in substitution for any of the Obligations initially deposited in the Trust, except for the substitution of certain refunding obligations for such Obligations. In the event of any amendment, the Trustee is obligated to notify promptly all Unitholders of the substance of such amendment.

A Trust may be terminated at any time by consent of Unitholders representing 51% of the Units of the Trust then outstanding or by the Trustee when the value of the Trust, as shown by any semi-annual evaluation, is less than that indicated under "Summary of Essential Financial Information".

A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of the Trust would be reduced to less than 40% of the initial principal amount of the Trust. If the Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser.


The Trust Agreement provides that the Trust shall terminate upon the redemption, sale or other disposition of the last Obligation held in the Trust, but in no event shall it continue beyond the end of the year preceding the twentieth anniversary of the Trust Agreement in the case of Series 62 or beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of Series 63. In the event of termination of either Trust, written notice thereof will be sent by the Trustee to each Unitholder of the Trust at his address appearing on the registration books of the Trust maintained by the Trustee, such notice specifying the time or times at which the Unitholder may surrender his certificate or certificates for cancellation. Within a reasonable time thereafter the Trustee shall liquidate any Obligations then held in the Trust and shall deduct from the funds of the Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The sale of Obligations in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of Obligations represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholders shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.


Limitation on Liabilities. The Sponsor, the Evaluator and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Obligations. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Obligations or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.


Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of VK/AC Holding, Inc. On October 31, 1996, VK/AC Holding, Inc. became a wholly owned indirect subsidiary of Morgan Stanley Group Inc. pursuant to the closing of an Agreement and Plan of Merger among Morgan Stanley Group Inc., MSAM Holding II, Inc. and MSAM Acquisition Inc., whereby MSAM Acquisition Inc. was merged with and into VK/AC Holding, Inc. and VK/AC Holding, Inc. was the surviving corporation (the "Acquisition"). As a result of the Acquisition, VK/AC holding, Inc. became a wholly owned subsidiary of MSAM Holdings II, Inc. which, in turn, is a wholly owned subsidiary of Morgan Stanley Group Inc. Morgan Stanley Group Inc. and various of its directly or indirectly owned subsidiaries, including Morgan Stanley Asset Management Inc., an investment adviser ("MASM"), Morgan Stanley
& Co. Incorporated, a registered broker-dealer and investment adviser, and Morgan Stanley International, are engaged in a wide range of financial services. Their principal businesses include securities underwriting, distribution and trading: merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest raters); real estate advice, financing and investing; and global custody, securities clearance services and securities lending. As of September 30, 1996, MSAM, together with its affiliated investment advisory companies, had approximately $104.5 billion of assets under management and fiduciary advice. Prior to October 31, 1996, VK/AC Holding, Inc. was controlled, through the ownership of a substantial majority of its common stock, by The Clayton & Dubilier Private Equity IV Limited Partnership. Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (708) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas, 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of September 30, 1996 the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $123,020,000 (unaudited). (This paragraph relates only to the Sponsor and not to the Trust or to any Series thereof or to any other Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)


As of June 30, 1996, the Sponsor and its affiliates managed or supervised approximately $57.7 billion of investment products, of which over $23.0 billion is invested in municipal securities. The Sponsor and its affiliates managed $46.0 billion of assets, consisting of $22.5 billion for 64 open-end mutual funds (of which 48 are distributed by Van Kampen American Capital Distributors, Inc.), $12.3 billion for 38 closed-end funds and $5.6 billion for 106 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen American Capital's open-end funds, closed-end funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R)or the IM-IT(R)trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Obligations for the portfolios of either of the Trusts.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Trust. Such records shall include the name and address of, and the certificates issued by each Trust to, every Unitholder of the Trusts. Such books and records shall be open to inspection by any Unitholder at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation (see "Rights of Unitholders--Reports Provided").
The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Obligations held in each Trust.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the Trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

UNDERWRITING

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The Underwriters named below have severally purchased Units in the following respective amounts from the Sponsor.



                                                                                                             Series
Name                                                                                                           62
                                           Address                                                           Units
                                                                                                           ---------
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181            2,720
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048        100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                          100
Pershing DIV of DLJ Secs Corp.             One Pershing Plaza, 7th Floor, Jersey City, New Jersey 07399      100
Raymond James & Associates, Inc.           880 Carillon Parkway, St. Petersburg, Florida 33733               100
                                                                                                           3,120
                                                                                                           =========




                                                                                                             Series
Name                                                                                                           63
                                           Address                                                           Units
                                                                                                           ---------
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181            7,950
A.G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103             300
Fidelity Capital Markets                   164 Northern Avenue, Boston, Massachusetts 02210                  250
R. Seelaus & Co., Inc.                     The Atrium @ 47 Maple Street, Summit, New Jersey 07901            250
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048        100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                          100
Edward D. Jones & Co.                      201 Progress Parkway, Maryland Heights, Missouri  63043           100
Pershing DIV of DLJ Secs Corp.             One Pershing Plaza, 7th Floor, Jersey City, New Jersey 07399      100
                                                                                                           9,150
                                                                                                           =========




Units may also be sold to broker-dealers and others at prices representing the per Unit concession or agency commission stated under "Public
Offering--Unit Distribution". However, resales of Units by such broker-dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession or agency commission from time to time.

In addition to any other benefits the Underwriters may realize from the sale of the Units of the Trusts, the Agreement Among Underwriters provides that the Sponsor will share on a pro rata basis among those Underwriters who underwrite at least 250 Units 50% of the aggregate gain, if any, represented by the difference between the Sponsor's cost of the Securities in connection with their acquisition and the evaluation thereof on the Date of Deposit less deductions for certain accrued interest and certain other costs. See "
Public Offering--Sponsor and Underwriter Compensation" and "
Portfolio".

Underwriters and broker-dealers of each Trust, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their registered representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying Underwriters, brokers, dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold. Approximately every eighteen months the Sponsor holds a business seminar which is open to Underwriters that sell units of trusts it sponsors. The Sponsor pays substantially all costs associated with the seminar, excluding Underwriter travel costs. Each Underwriter is invited to send a certain number of representatives based on the gross number of units such firm underwrites during a designated time period.

OTHER MATTERS

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Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Kroll & Tract LLP has acted as counsel for the Trustee and as special counsel for the Trust for New York tax matters.

Independent Certified Public Accountants. The statements of condition and the related portfolios at the Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

DESCRIPTION OF OBLIGATION RATINGS

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Standard & Poor's, A Division of the McGraw-Hill Companies. A brief description of the applicable Standard & Poor's rating symbols and their meanings follows:

A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers or lessees.

The bond rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

The ratings are based on current information furnished by the issuer and obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

The ratings are based, in varying degrees, on the following considerations:

I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

II. Nature of and provisions of the obligation;

III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

AAA--Bonds rated AAA have the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

AA--Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

A--Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

Plus (+) or Minus (-): The ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: The symbol "(p)" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. The investor should exercise his own judgment with respect to such likelihood and risk.

Moody's Investors Service, Inc. A brief description of the applicable Moody's Investors Service, Inc. rating symbols and their meanings follow:

Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as " gilt edge". Interest payments are protected by a large, or by an exceptionally stable, margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. With the occasional exception of oversupply in a few specific instances, the safety of obligations of this class is so absolute that their market value is affected solely by money market fluctuations.

Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. These Aa bonds are high grade, their market value virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

A--Bonds which are rated A possess many favorable investment attributes and are to be considered as higher medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by credit circumstances during a sustained period of depressed business conditions. During periods of normalcy, bonds of this quality frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

Baa--Bonds which are rated Baa are considered as lower medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations move in parallel with Aaa, Aa and A obligations during periods of economic normalcy, except in instances of oversupply.

Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Con--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.


*As published by the rating companies.



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Van Kampen American Capital Insured Income Trust, Series 62 (Intermediate) and Series 63:

We have audited the accompanying statements of condition and the related portfolios of Van Kampen American Capital Insured Income Trust, Series 62 (Intermediate) and Series 63 as of November 8, 1996. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen American Capital Insured Income Trust, Series 62 (Intermediate) and Series 63 as of November 8, 1996, in conformity with generally accepted accounting principles.



                                 GRANT THORNTON LLP

Chicago, Illinois
November 8, 1996







                VAN KAMPEN AMERICAN CAPITAL INSURED INCOME TRUST,
                    SERIES 62 (INTERMEDIATE) and SERIES 63
                            Statements of Condition
                            As of November 8, 1996

                                                          Series        Series
INVESTMENT IN SECURITIES                                  62            63
                                                          ------------- -------------
Contracts to purchase securities <F1><F2><F4>............ $   3,069,294 $   8,701,685
Accrued interest to the First Settlement Date <F1><F4>...        51,768       151,298
                                                          ------------- -------------
Total.................................................... $   3,121,062 $   8,852,983
                                                          ============= =============
LIABILITY AND INTEREST OF UNITHOLDERS
Liability--
Accrued interest payable to Sponsor <F1><F4>............. $      51,768 $     151,298
Interest of Unitholders--
Units of fractional undivided interest outstanding:......
Cost to investors <F3> ..................................     3,164,210     9,150,000
Less: Gross underwriting commission <F3> ................        94,916       448,315
                                                          ------------- -------------
Net interest to Unitholders <F3><F4>.....................     3,069,294     8,701,685
                                                          ------------- -------------
Total.................................................... $   3,121,062 $   8,852,983
                                                          ============= =============

----------

<F1>The aggregate value of the Obligations listed under "Portfolios" for each Trust herein and their cost to such Trust are the same. The value of the Obligations is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Obligations are collateralized by irrevocable letters of credit which have been deposited with the Trustee in and for the following amounts:




                           Principal     Offering
                           Amount of     Price  of
             Amount of     Obligations   Obligations   Accrued  Interest
             Letter of     Under         Under         to  Expected
             Credit        Contracts     Contracts     Delivery  Dates
Series 62... $   3,117,707 $   3,120,000 $   3,069,294 $            48,413
Series 63... $   8,844,308 $   9,175,000 $   8,701,685 $           142,623



<F2>Insurance coverage providing for the timely payment, when due (as more fully set forth under "Insurance on the Obligations"), of all principal and interest on the Obligations in the portfolio of each Trust has been obtained by each Trust except for Obligations in each Trust for which insurance has been obtained by the issuer of the Obligation. Such insurance does not guarantee the market value of the Obligations or the value of the Units. The insurance obtained by the Trusts is effective only while the Obligations are held in such Trusts, however, insurance obtained by an Obligation issuer is effective so long as such Obligation is outstanding. Neither the bid nor offering prices of the underlying Obligations or of the Units, absent situations in which the Obligations are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by the Trusts.

<F3>The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Public
Offering--Offering Price" and "Public Offering--Sponsor and
Underwriter Compensation" and assume all single transactions involve less than 100 Units. For single transactions involving 100 or more Units, the sales charge is reduced (see "Public Offering--General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

<F4>The Trustee will advance to each Trust the amount of net interest accrued to
November 14, 1996, the First Settlement Date, for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date.




VAN KAMPEN AMERICAN CAPITAL INSURED INCOME TRUST
SERIES 62 (INTERMEDIATE)
PORTFOLIO as of November 8, 1996

                 Name of Issuer, Title, Interest Rate and                                                      Offering
 Aggregate       Maturity Date of either Obligations Deposited                  As                  Redemption Price to
 Principal<F1>   or Obligations Contracted for<F1><F5>               Rating<F2> Insured<F7>       Features<F3> Trust<F4>
 --------------- ------------------------------------------------ ------------- -------------- --------------- -------------
$     500,000    County of Kern, California, Taxable Pension
                 Obligation Bonds,   Series 1995 (MBIA Insured)
                 6.66% Due 8/15/2005  ...........................          AAA             AAA                 $     500,000
      250,000    Pacific Gas and Electric Company, Series 1993E
                 (MBIA Insured)  5.875%  Due 10/1/2005...........          AAA             AAA                       237,813
      250,000    City of Chicago (Illinois) O'Hare International
                 Airport, General Airport Second Lien Revenue
                 Bonds, Series 1996, Taxable Series B (AMBAC
                 Indemnity Insured)   7.10% Due 1/1/2006.........          AAA             AAA                       256,563
      435,000    State of Ohio, Taxable Development Assistance
                 Bonds, Series 1996 (AMBAC Indemnity Insured)
                 7.05% Due 4/1/2006..............................          AAA             AAA                       444,787
/     185,000    U.S. Treasury Strip   #0.00% Due 8/15/2006......          N/R             AAA                       100,131<F6>
      500,000    City of Detroit, Michigan, Downtown Development
                 Authority, Tax Increment Revenue Refunding
                 Bonds (Development Area No.1 Projects) Series
                 1996A (Taxable) MBIA Insured   7.38% Due
                 7/1/2007  ......................................          AAA             AAA                       524,375
      500,000    Community Redevelopment Agency of the City of
                 Compton, California, Compton Redevelopment
                 Project, Refunding Tax Allocation Bonds, Series
                 1995B (FSA Insured)   #7.00% Due 8/1/2007    ...          AAA             AAA 2005 @ 103            510,625
      500,000    San Diego County, California, Taxable Pension
                 Obligation Bonds (General Obligation-Unlimited
                 Tax) Series A (AMBAC Indemnity Insured)   6.59%
                 Due 8/15/2007 .................................           AAA             AAA                       495,000
 $  3,120,000                                                                                               $      3,069,294
 ===============                                                                                               =============




All of the Obligations in the portfolio are insured either by one of the Preinsured Obligation Insurers (as indicated in the Obligation name) or under a portfolio insurance policy obtained by the Trust from AMBAC Indemnity or CapMAC. Obligations that are insured under a portfolio insurance policy obtained by the Trust from CapMAC are marked by a "/". See
"Insurance on the Obligations".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".



VAN KAMPEN AMERICAN CAPITAL INSURED INCOME TRUST
SERIES 63
PORTFOLIO as of November 8, 1996

                  Name of Issuer, Title, Interest Rate and
                  Maturity Date of either Obligations                                                          Offering
 Aggregate        Deposited or Obligations Contracted                       As                      Redemption Price to
 Principal<F1>    for<F1><F5>                                    Rating<F2> Insured<F7>           Features<F3> Trust<F4>
 ---------------- ------------------------------------------- ------------- -------------- ------------------- -------------
/$      150,000   U.S. Treasury Strip   #0.00% Due
                  11/15/2021  ...............................          N/R             AAA                     $      28,125<F6>
      1,000,000   Potomac Electric Power Company   6.875%
                  Due 9/1/2023...............................            A             AAA 2003 @ 102.66             940,000
      1,000,000   Cincinnati Gas and Electric Company
                  #7.20% Due 10/1/2023.......................           A-             AAA 2003 @ 103.54             965,000
/     1,100,000   Public Service Electric and Gas Company,
                  Series SS   #7.00% Due 9/1/2024............           A-             AAA 2003 @ 102.74           1,039,500
/     1,000,000   Texas Utilities Electric Company   #7.375%
                  Due 10/1/2025..............................         BBB+             AAA 2003 @ 103.35             976,250
/     1,100,000   Jersey Central Power and Light Company
                  #6.75% Due 11/1/2025.......................         BBB+             AAA 2003 @ 102.82           1,002,375
      1,100,000   City of Miami, Florida, Non-Ad Valorem
                  Revenue Bonds, Taxable Pension Series 1995
                  (AMBAC Indemnity Insured)   #7.20% Due                                   2006 @ 102
                  12/1/2025..................................          AAA             AAA 2021 @ 100 S.F.         1,072,060
        100,000   Mountain Park Master Conservancy District
                  (Oklahoma) Taxable Water Revenue Bonds,
                  Series 1996 (AMBAC Indemnity Insured)                                    2006 @ 102
                  #7.05% Due 1/1/2026........................          AAA             AAA 2017 @ 100 S.F.            95,875
        625,000   Dormitory Authority of the State of New
                  York, The New York Methodist Hospital, FHA
                  Insured Mortgage Hospital Revenue Bonds,
                  Series 1996B (Taxable) AMBAC Indemnity                                   2006 @ 102
                  Insured  8.25% Due 2/1/2026................          AAA             AAA 2012 @ 100 S.F.           650,000
      1,000,000   Pacific Gas and Electric Company, Series
                  1993D   #7.25% Due 8/1/2026................            A             AAA  2003 @ 103.63            972,500
      1,000,000   Consolidated Edison Company of New York,
                  Series 1994A   7.125%  Due 2/15/2029.......           A+             AAA 2004 @ 103.64             960,000
 $    9,175,000                                                                                              $     8,701,685
 ================                                                                                              =============




All of the Obligations in the portfolio are insured either by one of the Preinsured Obligation Insurers (as indicated in the Obligation name) or under a portfolio insurance policy obtained by the Trust from AMBAC Indemnity or CapMAC. Obligations that are insured under a portfolio insurance policy obtained by the Trust from CapMAC are marked by a "/". See
"Insurance on the Obligations".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".




NOTES TO PORTFOLIOS:
As of the Date of Deposit: November 8, 1996

--------------------------------------------------------------------------

(1)All Obligations are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. At the Date of Deposit, Obligations may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Obligations. Contracts to acquire Obligations were entered into during the period from October 17, 1996 to November 7, 1996. These Obligations have expected settlement dates from November 8, 1996 to November 13, 1996 (see "Trust Portfolios").


(2)All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the Obligation is by Moody's Investors Service,
Inc. The ratings represent the latest published ratings by the respective ratings agency. "Y" indicates that such rating is contingent upon physical receipt by the respective ratings agency of a policy of insurance obtained by the issuer of the bonds involved and issued by the Preinsured Bond Insurer named in the bond's title. A commitment for insurance in connection with these bonds has been issued by the Preinsured Bond Insurer named in the bond's title. "N/R" indicates that the applicable rating service did not provide a rating for that particular Obligation. For a brief description of the rating symbols and their related meaning, see "Description of Obligation Ratings".

(3)There is shown under this heading the year in which each issue of the Obligations is initially or currently callable and the call price for that year. Each issue of the Obligations continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "
S.F." indicates a sinking fund is established with respect to an issue of the Obligations. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par. Certain Obligations may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. Notwithstanding any provisions to the contrary, certain bond issuers have in the past and others may in the future, attempt to redeem bonds prior to their initially scheduled call dates and at prices which do not include any premiums. For a general discussion of certain of these events, see "Trust Portfolios--Redemptions of Obligations". To the extent that the Obligations were deposited in the Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Conversely, to the extent that the Obligations were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Obligations and there will be distributed to Unitholders the principal amount and any premium received on such redemption. The Estimated Current Return and Estimated Long-Term Return in this event may be affected by such redemptions. For the Federal tax effect on Unitholders of such redemptions and resultant distributions, see "Tax Status" and "Estimated Current Return and Estimated Long-Term Return".

(4)Evaluation of Obligations is made on the basis of current offering prices for the Obligations. The offering prices are greater than the current bid prices of the Obligations which is the basis on which Unit value is determined for purposes of redemption of Units (see "Public Offering--Offering
Price").

(5)Other information regarding the Obligations in each Trust, as of the Date of Deposit, is as follows:



                                                                Annual       Bid Side
                   Annual                                     Interest     Evaluation
                Insurance      Cost to     Profit (Loss)     Income to             of
Trust                Cost       Sponsor        to Sponsor        Trust    Obligations
             ------------ ------------- ----------------- ------------ --------------
Series 62... $185         $3,048,049    $21,245           $201,255     $3,058,056
Series 63... $12,990      $8,649,101    $52,584           $647,313     $8,656,813




The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Obligations in the portfolios. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor.

On the Date of Deposit, the offering side evaluation of the Obligations in the Trusts were higher than the bid side evaluation of such Obligations by 0.36% and 0.49% of the aggregate principal amount of such Obligations for Series 62 and Series 63, respectively. All contracts are expected to be settled by the First Settlement Date for the purchase of Units.

"#" indicates that such Obligation was issued at an original issue discount. The tax effect of Obligations issued at an original issue discount is described in "Tax Status".

(6)This Obligation has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Obligations which pay no interest are normally described as "zero coupon" bonds.
Over the life of bonds purchased at a deep discount the value of such bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof. Approximately 6% and 2% of the aggregate principal amount of the Obligations in Series 62 and Series 63, respectively, are "zero coupon" bonds.


(7)Standard & Poor's has assigned its "AAA" investment rating to all of the Obligations while in the Trusts, as insured by the Insurers.

ESTIMATED CASH FLOWS TO UNITHOLDERS

--------------------------------------------------------------------------
The table below sets forth the per Unit estimated distributions of interest and principal to Unitholders. The table assumes no changes in Trust expenses, no changes in the current interest rates, no exchanges, redemptions, sales, prepayments or partial prepayments of the underlying Obligations prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.



Series 62 (Intermediate)

Monthly



                                               Estimated     Estimated    Estimated
Distribution Dates                             Interest      Principal    Total
(Each Month)                                   Distribution  Distribution Distribution
---------------------------------------------- ------------- ------------ ------------
December      1996                             $4.48                      $  4.48
January       1997     - August       2005      5.17                         5.17
September     2005                              4.44         $160.25       164.69
October       2005                              4.19           80.13        84.32
November      2005     - December     2005      3.92                         3.92
January       2006                              3.78           80.13        83.91
February      2006     - March        2006      3.46                         3.46
April         2006                              3.22          139.42       142.64
May           2006     - August       2006      2.66                         2.66
September     2006                              2.66           59.30        61.96
October       2006     - June         2007      2.66                         2.66
July          2007                              2.38          160.25       162.63
August        2007                              1.43          160.26       161.69
September     2007                               .08          160.26       160.34




Semi-annual




Distribution Dates                         Estimated      Estimated    Estimated
(Each June and December                    Interest       Principal    Total
Unless Otherwise Indicated)                Distribution   Distribution Distribution
------------------------------------------ -------------- ------------ ------------
December      1996                         $ 4.51                       $ 4.51
June          1997     - June     2005      31.23                        31.23
September     2005                                        $160.25       160.25
October       2005                                          80.13        80.13
December      2005                          27.00                        27.00
January       2006                                          80.13        80.13
April         2006                                         139.42       139.42
June          2006                          19.38                        19.38
September     2006                                          59.30        59.30
December      2006     - June     2007      16.11                        16.11
July          2007                                         160.25       160.25
August        2007                                         160.26       160.26
September     2007                           3.93          160.26       164.19






Series 63

Monthly



                                                Estimated     Estimated    Estimated
Distribution Dates                              Interest      Principal    Total
(Each Month)                                    Distribution  Distribution Distribution
----------------------------------------------- ------------- ------------ ------------
December      1996                              $4.84                      $  4.84
January       1997     - July          2008      5.59                         5.59
August        2008                               5.45         $ 68.30        73.75
September     2008     - November      2021      5.13                         5.13
December      2021                               5.13           16.39        21.52
January       2022     - August        2023      5.13                         5.13
September     2023                               4.95          109.29       114.24
October       2023                               4.34          109.29       113.63
November      2023     - August        2024      3.91                         3.91
September     2024                               3.71          120.22       123.93
October       2024     - September     2025      3.24                         3.24
October       2025                               3.05          109.29       112.34
November      2025                               2.42          120.22       122.64
December      2025                               1.76          120.22       121.98
January       2026                               1.25           10.93        12.18
February      2026     - July          2026      1.20                         1.20
August        2026                               1.02          109.29       110.31
September     2026     - February      2029       .57                          .57
March         2029                                .06          109.29       109.35




Semi-annual




Distribution Dates                             Estimated      Estimated    Estimated
(Each June and December                        Interest       Principal    Total
Unless Otherwise Indicated)                    Distribution   Distribution Distribution
---------------------------------------------- -------------- ------------ ------------
December      1996                             $ 4.87                       $ 4.87
June          1997     - June         2008      33.71                        33.71
August        2008                                            $ 68.30        68.30
December      2008                              31.73                        31.73
June          2009     - June         2021      30.94                        30.94
December      2021                              30.94           16.39        47.33
June          2022     - June         2023      30.94                        30.94
September     2023                                             109.29       109.29
October       2023                                             109.29       109.29
December      2023                              27.53                        27.53
June          2024                              23.59                        23.59
September     2024                                             120.22       120.22
December      2024                              21.37                        21.37
June          2025                              19.56                        19.56
October       2025                                             109.29       109.29
November      2025                                             120.22       120.22
December      2025                              17.05          120.22       137.27
January       2026                                              10.93        10.93
June          2026                               7.31                         7.31
August        2026                                             109.29       109.29
December      2026                               4.55                         4.55
June          2027     - December     2028       3.47                         3.47
March         2029                               1.21          109.29       110.50




No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.







Title                                                Page
Summary of Essential Financial Information            3
The Trusts                                            6
Investment Objectives and Portfolio Selection         6
Trust Portfolios                                      7
Risk Factors                                          9
Estimated Current Return and Estimated
  Long-Term Return                                   12
Trust Operating Expenses                             12
Insurance on the Obligations                         14
Tax Status                                           19
Accrued Interest                                     22
Public Offering                                      23
Rights of Unitholders                                28
Trust Administration                                 31
Underwriting                                         36
Other Matters                                        37
Description of Obligation Ratings                    37
Report of Independent Certified Public Accountants   39
Statements of Condition                              40
Portfolios                                           41
Notes to Portfolios                                  43
Estimated Cash Flows to Unitholders                  45




This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.





PROSPECTUS


November 8, 1996



Van Kampen
American Capital


Insured Income Trust
Series 62 (Intermediate)
and Series 63


A Wealth of Knowledge A Knowledge of Wealth(sm)




VAN KAMPEN AMERICAN CAPITAL


One Parkview Plaza
Oakbrook Terrace, Illinois 60181

2800 Post Oak Boulevard
Houston, Texas 77056



Please retain this Prospectus for future reference.

                   Contents of Registration Statement

     This Amendment to the Registration Statement comprises the following papers and documents:

     The facing sheet
     The Cross-Reference Sheet
     The Prospectus
     The signatures
     The consents of independent public accountants, ratings services and legal counsel

The following exhibits:

1.1  Copy of Trust Agreement.

1.4 Copy of Unit Investment Trust Portfolio Insurance Policy issued by AMBAC Indemnity Corporation.

1.4a Copy of Unit Investment Trust Portfolio Insurance Policy issued by
     Capital Markets Assurance Corporation.

1.5  Copy of Master Agreement Among Underwriters.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal tax status of securities being registered.

3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

4.1  Consent of Interactive Data Corporation

4.2  Consent of Standard & Poor's.

4.3  Consent of Grant Thornton LLP.

EX-27  Financial Data Schedule.

                               Signatures

     The Registrant, Van Kampen American Capital Insured Income Trust, Series 62 and Series 63 hereby identifies Van Kampen Merritt Insured Income Trust, Series 1 and Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189 for purposes of the representations required by Rule 487 and represents the following:
(1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen American Capital Insured Income Trust, Series 62 and Series 63 duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 8th day of November, 1996.

                        Van Kampen American Capital Insured Income Trust, Series 62 and Series 63

                        By Van Kampen American Capital Distributors, Inc.

                        By Sandra A. Waterworth
                           Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on November 8, 1996.

Signature             Title

Don G. Powell         Chairman and               )
                        Chief Executive Officer  )

William R. Rybak      Senior Vice President and  )
                        Chief Financial Officer  )

Ronald A. Nyberg      Director                   )

William R. Molinari   Director                   )

Sandra A. Waterworth                             ) (Attorney-in-fact*)

*An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust, and Investors' Quality Tax-Exempt Trust, Multi-Series 203 (File No. 33-65744) and with the Registration Statement on Form S-6 of Insured Municipals Income Trust, 170th Insured Multi-Series (File No. 33-55891) and the same are hereby incorporated herein by this reference.